
MICHELIN


08003302

June 2, 2008

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- 2007 Annual Report. The Consolidated Financial Statements and the Corporate Financial Statements contained in this document were also published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on March 21, 2008.

- 2007 Shareholders Guide.

- Publication of the Preparatory Documentation for the Joint Shareholders Meeting of May 16, 2008 (dated April 7, 2008).

- 2008 Notice of Meeting of the Joint Annual Shareholders Meeting. The information included in this document was also published in the BALO on March 5, 2008 and April 7, 2008.

- Press Release dated April 28, 2008.

- English translation of French text published in the BALO on May 2, 2008.

- Press Release dated May 5, 2008.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

The Shareholder's Guide 2007

2008 EDITION


MICHELIN
A better way forward

01 MICHELIN AT A GLANCE

08 → Profile
10 → Michel Rollier's message
12 → Strategy and Commitments
18 → Key Figures
20 → Corporate Governance
24 → A global footprint

02 ACTIVITIES AND FINANCIAL RESULTS FOR 2007

28 → Passenger Car and Light Truck
32 → Truck and Bus
36 → Specialty Businesses
42 → Financial Results and Structure
44 → Income Statement – Cash Flow Statement – Balance Sheet
47 → Outlook

03 MICHELIN AND THE STOCK EXCHANGE

50 → The stock market at a glance
52 → The Michelin Share
54 → Corporate Capital and Shareholders

04 BEING A MICHELIN SHAREHOLDER

58 → A dedicated team to help you
60 → Buying, managing and selling your Michelin shares
70 → Michelin talks to its shareholders and keeps them up to date
74 → Voting at the AGM
76 → Your shareholder rights
78 → Glossary (All underlined words are to be found in the Glossary)
85 → Financial agenda for 2008

→ Demonstration

Showcased at the Frankfurt Auto Show, the Michelin Energy Saver tire further reduces rolling resistance. Out of the two identical Peugeot 308 launched simultaneously on the curved track of the Michelin booth, the car fitted with Michelin Energy Saver tires ran longer than the car fitted with standard tires.



Avec

MICHELIN "X"



→Tire Service Life

Michelin has always placed tire fuel efficiency at the heart of its drive to innovate. In 1946, Michelin invented the Radial tire technology, achieving a 20% reduction in tire rolling resistance while improving tire service life and grip, in other words, safety.

MICHELIN A 2 ENERGY
2.3 LITRES SAVED
OVER 100 KM



→ Cost-effective

Michelin organized a challenge between two identical trucks on the 1,250 km distance from Clermont-Ferrand (France) to Hanover (Germany). Their only difference was their respective tire fitments. On arrival, it was found that the truck fitted with the Michelin A2 Energy tires had consumed 2.3 liters less per 100 km than the truck fitted with Michelin E2+ tires!

→9 billion

On October 30, 2007, in 4 major cities (here Shanghai), Michelin revealed the environmental benefits of its green tires. Between 1992 and 2007, the fuel efficiency gains delivered by Michelin green tires over the period amounted to 9 billion liters of fuel (2.4 billion gallons) and 23 million tons of CO_2 not released into the atmosphere.





→Promoting

The Challenge Bibendum's mission is to review and test the latest technologies and progress in favor of better mobility. Nine editions after its creation in 1998, it has become the global sustainable mobility event. All of the sector's key players are convened: from academics to energy suppliers, from politicians to vehicle manufacturers.


6:12 AM
Catarmaca,
Argentina

Using Michelin Energy tires: 60,000 liters of fuel and 160 tons of CO_2 saved by a 50-truck fleet covering 120,000 km each per year.

MICHELIN AT A GLANCE



01

08 → Profile
10 → Michel Rollier's message
12 → Strategy and Commitments
18 → Key Figures
20 → Corporate Governance
24 → A global footprint

PROFILE

MILESTONES

→More than **120,000 employees*** worldwide
→Products commercially available in **170 countries**
→**69 production sites** in **19 countries**
→**4,000** research engineers in Europe, the United States and Asia

** Some 114,000 employees in full-time equivalent.*





CONTRIBUTE TO THE PROGRESS OF MOBILITY

Michelin, leading player present in all tire markets and mobility-enabling services, is pursuing a global growth strategy together with a drive to strengthen its overall efficiency.

→**Its Assets**
Innovative capacity, **Quality** products and powerful **Brands**.

→**Its Approach**
Respect for customers, for people, for shareholders, for the environment and for facts.

CUSTOMER-ORIENTATED ORGANIZATION

An innovative partner in the service of original equipment manufacturers (OEMs) and keenly aware of user expectations, Michelin tailored its organization to continue to deliver always more reliable, high-performance products.

→**8 Product Lines** deploying specific marketing, development, production and sales resources;
→**2 Integrated Tire Distribution Networks:** Euromaster and TCI;
→**2 Business Subsidiaries:** ViaMichelin and Michelin Lifestyle;
→**6 Geographic Zones:** Europe, North America, South America, Asia and Pacific, China, Africa and the Middle East;
→**9 Group Services** to support the business entities;
→**4 Performance Departments.**

ALL MOBILITY-RELATED MARKETS

In all countries, Michelin proposes quality, innovative, diversified products and services tailored to local conditions.

→ **Tires** > for all vehicle types: cars, trucks, tractors, handling equipment, earthmovers, cycles, aircraft, subway trains, trams...
→ **Distribution and services** > through two integrated networks, benchmarks in their markets: Euromaster in Europe and TCI in the USA.
→ **Mobility-Enabling Services** > Michelin OnWay, Michelin Euro Assist.
→ **Fleet Management and Consultancy** > Michelin Fleet Solutions in Europe, Michelin Business Solutions and Tire Advisor in North America.

- **Suspension and Pressure Monitoring Systems** > state-of-the art solutions in partnership with the best specialists.
- **Maps and guides, ViaMichelin mobility-enabling services.**
- **Michelin Lifestyle products** > in partnership with licensees: automotive and cycle accessories, equipment for work, sport and leisure, and collectibles.

STRONG GLOBAL BRANDS

All market segments are covered by the Group's two world-class brands – Michelin and BFGoodrich –, a large portfolio of strong regional brands – Uniroyal in North America, Kleber in Europe, Warrior in China –, leading national brands, private brands and retread solutions.


MICHELIN

BFGoodrich

Kleber

UNIROYAL

WARRIOR

Kormoran

RIKEN

TAURUS



MICHELIN
Remix


RECAMIC

EUROMASTER

TCi
Tire Centers

MICHEL ROLLIER'S MESSAGE



The recognition of the tires' contribution to overall vehicle environmental impact is a major development...

Dear Sir, Madam,
dear Shareholder,

The year 2007 was an important one for Michelin.

In an environment marked by generally favorable market conditions and a deceleration of raw material price increases, Michelin posted a substantial performance improvement with 6.5% sales growth at constant exchange rates, and net income up 35%.

With a clear return to growth, a 1.6 pt operating margin improvement, 9.7% return on capital employed and substantially positive free cash flow, Michelin's indicators are in line with its Horizon 2010 plan.

All Group operations contributed to sales growth and to operating margin improvement. The Specialty operations posted further progress and an operating margin in line with their activities.

And this performance was not achieved through the sacrifice of long-term interests for the sake of short-term results; Michelin continued its research and development drive and its investment, to support both deployment in the high-growth regions and modernization of Group industrial capacities in the mature countries of the West, amounted to a robust 1.3 billion euros.

The year 2007 was also a landmark year as it witnessed hightened levels of public awareness of the environmental impact of road transportation and, above all, of the positive contribution the tire industry in general, and Michelin in particular, can have in this area.

In fact, the official recognition – in the form of laws and regulations adopted in the United States or under review in Europe, of the tires' contribution to overall vehicle environmental impact, is a major development. It clearly vindicates Michelin's efforts to promote "green" tires over the past two decades. Today, our world-class research and development operations driven by this foresight, clearly give us an edge over our competitors. In short, the environmental issues, the need for enhanced safety and comfort and for lower vehicle noise are all differentiation opportunities for Michelin. We will continue to leverage these opportunities to affirm more forcefully than ever our leading role as the most innovative tire manufacturer and the best equipped to rise to the serious challenges of tomorrow's road mobility.

I therefore invite you to review this Shareholder's Guide as it deals with all these crucial themes. In a nutshell: what can be done to ensure that tomorrow's road mobility, which is growing very rapidly, does not ultimately lead to an overall degradation in living standards?

Last but not least, 2007 was an important year for Michelin as in May our Shareholders approved an amendment to the Group's governance: its management was enlarged with appointment of two Non-General Managing Partners, lending it a collegial nature and better long-term stability.
We have been working together in a spirit of mutual trust for almost one year with the aim of forming the close-knit and efficient executive management team Michelin needs to rise to the challenges confronting it.

Our "Horizon 2010" plan has begun to bear fruit. 2008 is set to be one of the most unpredictable years ever. We have entered it with a strengthened financial position, equipped to deal with the obstacles in our way, and determined, with our teams, to press ahead with the Group's development worldwide.

In these circumstances, we will propose a 10% dividend increase to the Annual Shareholders Meeting or 1.60 euro per share.

I thank you for the trust you place in your Company.

Michel Rollier

STRATEGY AND COMMITMENTS

Enhance Differentiation, Accelerate Expansion and Strengthen Competitiveness

Economic growth and its resultant mobility pose a greater challenge than ever before in the need to combine competitiveness and responsibility. Michelin's innovative capacity, however, means that it is well placed to transform the sustainable mobility challenge into profitable growth opportunities.

INNOVATE... AND TRANSLATE INNOVATION INTO COMPETITIVE EDGE

The higher the tire performance and the greater the contribution to sustainable mobility, and the more complex the design and manufacturing process. And the more sophisticated tires generate higher margins, and the corresponding sales volume grows much faster than that for entry-level products, especially in developed markets.

With some 4,000 research engineers and EUR 571 million spent in 2007 (or 3.4% of net sales), Michelin is the tire sector's R&D leader.

→ Breakthrough innovations

Safety, longevity, fuel efficiency and lower pollutant emissions: year after year, Michelin delivers new, higher-performance solutions. They include Michelin Durable Technologies for trucks tires and Michelin Energy Saver tires – the latest generation of very low rolling resistance products, for passenger cars.



→Services for safe and easy traveling
For its portfolio of long-haul truck fleets, airline and mining customers, Michelin develops high value-added solutions including truck-side maintenance and mileage – or number of landings – or volume – based invoicing, that make it a genuine partner contributing to optimum overall performance.

STEPPING UP EXPANSION IN THE HIGH-GROWTH MARKETS

Central and Eastern Europe, South America and Asia are high-growth regions. In order to serve local tire demand with local production and to increase the relative weight of these high-growth regions in its overall sales, Michelin is pursuing a sustained investment program and has earmarked EUR 500 million per year for the 2006-2010 period.
As a result, in 2007:
→**Brazil's** Campo Grande Earthmover plant was commissioned. This will liberate European capacity for European, African and Middle-Eastern, Asian and Pacific Rim markets;
→in **Mexico,** the Group opened a new Truck Tire Michelin Retread Technologies plant and is planning to invest up to USD 740 million by 2014 to build a state-of-the-art Passenger car and Light truck plant for which production is expected to begin in 2010;
→in **China,** Michelin is aiming to double its Chinese Passenger car and Light truck and Truck tire production capacities.



OVERVIEW

Today's World Tire Markets

→Buoyant
The tire market is worth USD 110 billion[1] and its value tripled in 20 years. With replacement accounting for three quarters of sales, it is less cyclical than the automotive sector, posting 2 to 3% average annual growth.

→Supportive
Driven by vigorous emerging country growth, the volume increase in tire demand should be fairly evenly distributed between the industrial and the developing countries.
Across the globe, growing environmental concerns and the trend in favor of top-of-the-range vehicles are generating value-added opportunities. These include road user expectations for more safety and comfort and heavy hauling firms' expectations for increased returns and reliability.

→Sustainable
The mobility of goods and people is closely related to economic development. Some 500 million vehicles should be added to the global automotive fleet by 2030. By then, the distance driven in cars should have increased 65% versus 2005, and as much as 85% in the case of road freight[2].

(1) Source: Tire Business, August 2007.
(2) Source: International Energy Agency, Michelin estimates.

A rather concentrated industry

The three largest manufacturers account for 50% of the world market.

→ 2006 Tire market breakdown by manufacturer, in value


● 17.2% Bridgestone
17.2% Michelin
○ 16.0% Goodyear
○ 30.5% Next 12 players
● 19.1% Other

Source: Tire Business, August 2007.

→ Regional breakdown of 2007 world tire market volumes

(metric ton equivalent)


● 29% North America
25% Europe
● 12% China
○ 7% Japan
○ 12% Other Asian countries
○ 9% Africa & the Middle East
● 6% South America

New Passenger Car and Light Truck and Truck tires (Michelin estimates).

→ 2007 Tire market breakdown by product type, in value



- ● 60.0% Passenger Car and Light Truck
- 28.0% Truck and Bus
- ● 6.0% Earthmover
- ● 3.5% Two-Wheel
- ○ 2.0% Agricultural
- ○ 0.5% Aircraft

Michelin estimates.

STRENGTHENING OUR COMPETITIVE POSITION IN THE DEVELOPED MARKETS

In order to offset continued raw material price increases and competition, Michelin continues to optimize its industrial base in Western Europe, North America and Japan.

To this end it focuses on three levers:

→ **industrial capacity concentration** and specialization, based on more flexible, standardized and streamlined production processes;

→ **best practice deployment,** to enhance processes and organization at all levels through the deployment of Michelin Manufacturing Way (MMW);

→ **natural attrition** of nearly 20,000 employees in the 2006-2010 period, to be only partially replaced.





TOWARD OPERATIONAL EXCELLENCE

→ In 2007, 100% of Group plants were committed to implementing MMW good practices

Main performance indicators: work accident frequency and severity rate, order fill rate, raw material waste, product quality, and so on.

→ Simultaneously, Michelin is improving its key processes through greater focus on reactivity, efficiency and empowerment

Research & development, general, administrative and logistics costs will make very significant contributions to this cost cutting drive on the back of streamlined processes and Group-wide adoption of best practices.

→ In the area of purchases, two complementary programs will help deliver substantial savings:

"Value to cost", involving marketing and development teams in the definition of appropriate product performance aimed at optimizing manufacturing costs, and "Triangle", strengthening the internal customer/specifier/buyer partnership in analyzing projects and reducing overall costs.



FOCUS

→on 5 key objectives for 2010:

- Annual volume growth upwards of 3.5%, stronger on the higher-added value segments;
- Operating margin upwards of 10%;
- Inventory capped at 16% of net sales;
- Return on capital employed of at least 10%;
- Significantly positive and recurring free cash flow.

Michelin's Performance and Responsibility, the Group's Sustainable Development approach, is fully integrated into action plans and projects. It contributes to balanced and responsible growth as well as to corporate performance.

ADAPTING AND LEVERAGING COMPETENCIES

Promoting the growth and self-fulfillment of its employees in the exercise of their responsibilities, enhancing the Group's diversity and the quality of its human resources are among Michelin's key strategic orientations.

→Recurrent employee career path assessments are carried out in order to encourage and support mobility, internal growth and promotion.

→More than one fourth of the Group's managers and almost all shop managers are appointed through internal promotion.

→Employees have a stake in Group performance. Managers' pay packages comprise a variable part which is linked to Group performance and to the attainment of individual objectives set at the start of each year.

→Similarly, Michelin has introduced a stock option plan for selected Group managers, and

a global Employee Shareholder Plan. Initiated in 2002 and extended in 2003, the latter involved nearly 113,000 employees, 69% of whom elected to become Group shareholders. A new plan will be launched in 2008.

REDUCING OUR ENVIRONMENTAL FOOTPRINT

The Group's industrial sites apply its internal environmental performance standards in all countries where it operates.

→At the end of 2007, Michelin's Environmental Management System (MEMS) was in place in 94% of its production and R&D sites and rubber tree plantations and was in the process of being deployed in the logistics centers.

→The MEF, Michelin sites Environmental Footprint performance indicator has been integrated into the Group's scorecard and is reported on quarterly. MEF integrates water and energy consumption, carbon dioxide (CO_2) and volatile organic compound (VOC) emissions and the generation of waste and its disposal in landfills by metric ton of finished product. In 2007, MEF was reduced by 16.4%.

→More than 80% of the raw materials purchased in 2007 originated from ISO 14001 certified supplier sites and nearly 100% of Group tires are made in ISO 14001 certified sites.

Michelin reports on progress under the approach, through publication of a Performance and Responsibility Report every two years, alternating with a summary review of the main indicators in the interim years.



MICHELIN'S PERFORMANCE AND RESPONSIBILITY COMMITMENT

→For the second year running, Michelin was listed in the Climate Leadership Index France
of companies selected for integrating global warming-related risks in their strategies and for the measures they take to reduce their greenhouse gas emissions.

→Michelin is actively involved in the organization of tire recycling everywhere in the world:
setting up of organizations to collect and recycle end-of-life tires and to process legacy stocks. Europe now counts 12 tire-recycling firms.

→While Michelin draws its strength from unity, diversity is its greatest asset:
Michelin employs 120,000 people of 120 nationalities. 10% of Group managers live in a country which is not their country of origin, a mixing of populations which contributes to open-mindedness and creativity.

→Restructuring: provide individual support to each affected employee.
Michelin systematically proposes internal reclassification solutions or individual support to all of the affected employees. In addition, the Group strives to create jobs with the help of its 10 Michelin Development branches, in the areas where it operates.

KEY FIGURES

➩ Net sales + 3.0%
In EUR million


15,370
15,048
15,590
16,384
16,867
2003*
2004
2005
2006
2007

* 2003 French GAAP.





→ Operating Income [1] + 22.9%
In EUR million

→ Operating Margin [1] + 1.6 pt
As a % of sales


7.4%
1,143
8.7%
1,303
8.8%
1,368
8.2%
1,338
9.8%
1,645
2003
2004
2005
2006
2007

(1) Before non-recurring items.

→ Net Income Attributable to Shareholders + 35.3%
In EUR million


318
645
889
572
774
2003
2004
2005
2006
2007

→ Free cash flow [2] up EUR 472 million
In EUR million

299
266
- 124
- 39
433

2003 2004 2005 2006 2007

(2) Free cash flow = Cash flow from operating activities - Cash flow from investing activities.



→ 2007 Net Sales by Region

In EUR million, change in %

●	8,503	+ 6.1%	Europe
	5,517	- 3.9%	North America and Mexico
○	2,847	+ 8.3%	South America, Asia Pacific, Africa & the Middle East



→ 2007 Net sales by Business Segment

In EUR million, change in %

●	9,041	+ 0.6%	Passenger Car and Light Truck & related distribution
	5,639	+ 4.1%	Truck & related distribution
○	2,187	+ 10.7%	Specialty businesses



→ 2007 Operating Income[1] by Business Segment

In EUR million, change in %

●	830	+ 12.8%	Passenger Car and Light Truck & related distribution
	427	+ 19.6%	Truck & related distribution
○	388	+ 58.4%	Specialty businesses

→ 2007 Operating margin[1] by Business Segment

In % of sales, change in pts

●	9.2%	+ 1.0 pt	Passenger Car and Light Truck & related distribution
	7.6%	+ 1.0 pt	Truck & related distribution
○	17.8%	+ 5.4 pts	Specialty businesses

(1) Before non-recurring items.

CORPORATE GOVERNANCE

Compagnie Générale des Etablissements Michelin, the Group's parent company, has retained the status of *société en commandite par actions* (partnership limited by shares) for the last 140 years. This corporate status guarantees a clear-cut separation between the management and control functions and stable management committed to the Shareholders.

A responsible management team, committed over the long term

Since May 11, 2007, Michelin has been led by Messrs Michel Rollier, Managing General Partner, Didier Miraton and Jean-Dominique Senard, Non-General Managing Partners. The Managing Partners are assisted by the Group Executive Council (GEC), which comprises seven members appointed from among the heads of the Group Services, the Product Lines, and the Geographic Zones.

THE MANAGING PARTNERS

→ Michel Rollier

Born in 1944.

• Paris IEP Graduate, earned a Master's degree from the Paris Law faculty.



From left to right: Messrs Didier Miraton, Michel Rollier and Jean-Dominique Senard.

• Joined the Aussedat-Rey Company (International Paper Group) in 1971 where he was CFO from 1987 to 1994 and Deputee CEO from 1994 to 1996.
• Joined Michelin Group in 1996.
• Head of the Legal and Financial Affairs Departments.
• Appointed CFO and Group Executive Council Member in October 1999.
• Managing General Partner since May 20, 2005.

→ Didier Miraton
• Born in 1958.
• Civil Engineer (Ponts et Chaussées).
• Joined Michelin in 1982 and dedicated his career to Research and Innovation, in France and North America.
• Head of Michelin's Technology Center and Group Executive Council member since 2001.
• Managing Partner since May 11, 2007.

→ Jean-Dominique Senard
• Born in 1953.
• HEC (business school) and MA law graduate.
• From 1979 to 2004, he held positions at Total, Saint Gobain and Pechiney in his capacity as CFO, Member of the Executive Council and head of Primary Aluminium operations.
• Joined Michelin Group in 2005, where he was appointed CFO and Group Executive Council Member.
• Managing Partner since May 11, 2007.

OVERVIEW

The partnership limited by shares *(commandite par actions)*

The SCA includes General Partners and Limited Partners.

→ The General Partners are jointly and severally liable for the full amount of Michelin's debt, should the Company fail. Their resignation as General Partners to free themselves from the corresponding liabilities is subject to a decision by the Shareholders at an Extraordinary Shareholders' Meeting.

→ The Shareholders (Limited Partners) are liable for the Company's debt only to the extent of their capital contributions. They exercise their powers at the Annual Shareholders' Meetings: they appoint the Supervisory Board members, the Statutory Auditors and, with the General Partners agreement, the Managing General Partner(s) and the Non General Managing Partner(s). They approve the accounts and decide appropriation of net income. They approve any amendments to the Company's Articles of Incorporation.



From left to right, foreground: Laurence Parisot, Eric Bourdais de Charbonnière, Edouard de Royère; background: Benoît Potier, Pierre Michelin, Pat Cox, François Grappotte.

Independent Controlling Bodies Directly Reporting to Shareholders

THE SUPERVISORY BOARD

monitors the management of the Company on an ongoing basis on behalf of the Shareholders and reports to them annually. It is made up of seven members.

➔ Eric Bourdais de Charbonnière
Born in 1939 – French national
Independent Member
Chairman of the Supervisory Board
Member of the Audit Committee
He acted as Michelin's CFO from 1990 to 1999, when he left the Group. He has been chairing Michelin's Supervisory Board since 2000.

➔ Pat Cox
Born in 1952 – Irish national
Independent Member
Chairman of European Integration Solutions LLC, he was a Member of the Irish Parliament and of the European Parliament and acted as Chairman of the European Parliament from January 2002 to June 2004.

➔ François Grappotte
Born in 1936 – French national
Independent Member
Chairman of the Audit Committee
After acting for twenty years as Legrand's CEO, François Grappotte became its non-executive Chairman in 2004 before becoming its Honorary Chairman on March 17, 2006.

➔ Pierre Michelin
Born in 1949 – French national
Independent Member
Member of the Audit Committee
After joining Philips' IT department, Pierre Michelin became Head of a Bull division. Since 2003, he has been teaching IS technology at the Reims Management School.

➔ Laurence Parisot
Born in 1959 – French national
Independent Member
Laurence Parisot headed the Louis Harris France survey Institute (1986) and joined Institut

Français de l'Opinion Publique (IFOP) in 1990 in her capacity as CEO and acted as Chairwoman of Optimum until March 2006. She was appointed Chairwoman of France's employer's assocation (MEDEF) in July 2005.

→ Benoît Potier
Born in 1957 – French national
Independent Member
Benoît Potier joined L'Air Liquide SA 25 years ago, and was appointed CEO in 1997 and Chairman of the Directoire (Executive Board) in November 2001, before being appointed Chief Executive Officer in May 2006.

→ Edouard de Royère
(until November 30, 2007)
Born in 1932 – French national
Independent Member
Member of the Audit Committee
A member of l'Air Liquide since 1966, Edouard de Royère became the Group's CEO in 1982 before being appointed Chairman in 1985, a position he held until 1995.

THE SUPERVISORY BOARD COMMITTEES

help prepare for Supervisory Board operations.

→ **The Audit Committee:** its role is to assist the Supervisory Board in its mission of controlling Michelin's financial statements and consolidated accounts and assessing the quality of its risk and internal audit procedures. It comprises four members of the Supervisory Board.

→ **The Compensation Committee** oversees Group management team compensation policy and in particular variable pay and the stock option plans. It was also consulted concerning the Non-General Managing Partners' compensation. It is made up of all seven Supervisory Board members.

The Statutory Auditors

Statutory

PricewaterhouseCoopers Audit
Represented by **Christian Marcellin,** Partner

Corevise
Represented by **Stéphane Marie,** Partner

Substitutes

Pierre Coll, Partner of PricewaterhouseCoopers Audit
Jacques Zaks, Partner of Corevise



A GLOBAL FOOTPRINT

→ Breakdown of payroll between the mature countries [1] and the emerging countries



- **66,634 67% Mature countries**
- **33,258 33% Emerging countries**

Full-time equivalent, excluding integrated tire distribution networks.
(1) United States, Canada, Western Europe, Japan.

WESTERN EUROPE
15 PC/LT plants
12 Truck plants
9 Specialty tire plants
57,204 employees*

Industrial restructuring

→ Competitiveness improvement plan in Spain (2008-2011)

- The Lasarte plant will specialize to become a world-class high-performance motorcycle tire facility. End of Passenger Car and Light Truck tire production.
- Increase in the Vitoria plant's passenger car and earthmover tire production.
- Specialization of the Aranda plant on Michelin Durable Technologies Truck tire ranges.
- Increase of the Valladolid plant's Passenger Car and Agricultural tire production and of Truck tire retreading facilities.

➔ France

• Specialization of the Cholet (Light Truck tires) and Bourges (Aircraft radial tires).

• The Toul Passenger Car tire plant is due to close in 2009.

EASTERN EUROPE

5 PC/LT plants
3 Truck plants
3 Specialty tire plants
13,378 employees*

Industrial restructuring

• 20% PC/LT tire and 50%+ Truck tire production capacity increase project, mainly in Romania and Poland.

NORTH AMERICA

11 PC/LT plants
6 Truck plants
3 Specialty tire plants
22,351 employees*

Industrial restructuring

➔ USA + Canada

• Michelin X One Truck tire production capacity doubled.

• 2005-2008: 50% increase in the Lexington plant's Earthmover tire production capacity.

➔ Mexico

• New tread manufacturing facility inaugurated in 2007.

• Project to build a second Passenger Car and Light Truck tire plant.

SOUTH AMERICA

2 PC/LT plants
3 Truck plants
1 Specialty tire plant
5,909 employees*

Industrial restructuring

• Projects to increase Truck tire production capacity by 30%.

• Commissioning, at the end of 2007, of Brazil's Campo Grande Earthmover plant (capacity: 40,000 m tons / year).

ASIA

5 PC/LT plants
3 Truck plants
2 Specialty tire plants
13,440 employees*

Industrial restructuring

➔ China

Projects to double Passenger Car and Light Truck and Truck tire production capacity.

➔ Japan

Specialization of the Ota plant to better meet the specific requirements of the Japanese market.

AFRICA AND THE MIDDLE EAST

1 Truck tire plant
1,247 employees*

Industrial restructuring

Port-Harcourt (Nigeria) production activities concluded in 2007.

* Full-time equivalent staff as at December 31, 2007.
• PC/LT Passenger Car and Light Truck.


10:34 AM
San Francisco,
United States

In fifteen years, 570 million Michelin green tires were sold worldwide. Compared to any other type of tire, these account for an estimated 9 billion liters of fuel and more than 22 million tons of CO_2 saved – the green sink potential of 880 million trees per year!



ACTIVITIES AND FINANCIAL RESULTS FOR 2007

02

28 → Passenger Car and Light Truck

32 → Truck and Bus

36 → Specialty Businesses

42 → Financial Results and Structure

44 → Income Statement – Cash Flow Statement – Balance Sheet

47 → Outlook

PASSENGER CAR AND LIGHT TRUCK & RELATED DISTRIBUTION

→TECHNOLOGICAL LEADER

→38 FACILITIES IN 18 COUNTRIES

→71% OF TIRES SOLD ARE REPLACEMENT TIRES



→Net sales + 0.6%
In EUR million



8,991
9,041
2006
2007

→As a result of a very negative exchange rate impact, net sales only increased 0.6%. Excluding the currency effect, sales growth would have been 4.5%.
→Passenger Car and Light Truck operations accounted for 54% of Michelin's consolidated sales.

→Operating income* + 12.8%
In EUR million



8.2%
9.2%
736
830
2006
2007

→Passenger Car and Light Truck operations accounted for 50% of consolidated operating income*.

→Operating margin* + 1.0 pt
As a % of net sales

* Before non-recurring items.



Michelin, the road users' favorite brand

In the United States, Japan and South Africa: Michelin topped J.D.Power's satisfaction survey of original equipment tire users.

In Europe: recognized by European consumers as the most innovative tiremaker, Michelin received the Frost & Sullivan Customer Choice Award for Brand Offering 2007* in the "Best Overall Tire Brand" and "Safe and Durable Tire" categories.

** Covering 2,000 people in Germany, Spain, France, Italy and the UK.*

In order to keep up with market growth and to gain long-term edge in a highly competitive environment, the Group is strengthening its productivity, flexibility and efficiency.

The Group's strategy has a dual focus: optimizing its industrial facilities and logistics in the mature countries and expanding its capacities in the emerging countries.

→In Original Equipment (OE): Michelin remains a strategic partner for OEMs, due to a strong capacity for innovation and global footprint. This is an asset for Michelin as original equipments secure driver loyalty (with more than half of European car owners replacing their tires with the original equipment brand).

→In Replacement: the Group is present in all markets with a multibrand portfolio and a rich service offering designed to satisfy consumers and retailers and win their loyalty.

PASSENGER CAR AND LIGHT TRUCK & RELATED DISTRIBUTION



400 TyrePlus outlets in China in 2007 and planned opening of 100 new distribution and service centers in 2008.

Sales volume rose sharply

The Passenger Car and Light Truck tire and Related distribution segment posted particularly satisfactory sales volume growth. Sales were further enriched through an increase in the higher-value added brands and segments.

In the replacement market, all regions and in particular the Middle East made a particularly good contribution to sales growth. The Group also enhanced its performances in the original equipment markets.

Operating Margin Increased

These fine commercial performances, combined with a stabilization of raw material costs for the year and streamlined production and structure costs, boosted operating margin* which rose 1.0 point versus 2006 at 9.2%.

* *Before non-recurring items.*

EUROPE

Michelin strengthened its positions

The European replacement market was down 1.6% though trends were extremely different from region to region: down 3% in Western Europe but up almost 6% in Eastern Europe. The mix was further enriched. While low-end tire markets declined more than 6%, high speed rating segments increased almost 7% and SUV tire demand reached nearly 12% growth.

Group sales outperformed the market

The Michelin brand continued its leadership in Europe. The Group gained market share in the winter segment. It clearly benefited from market enrichment and served high demand recorded in Central and Eastern Europe.
In Original Equipment, Group sales were in line with a supportive European market, underpinned by growth in Eastern European OEM business.

NORTH AMERICA

Mix Enrichment and Price Increases

The replacement market posted 3% growth. Despite a further increase in the share of imports from Asia, the market continued to evolve in favor of the higher-value added segments: nearly 9% growth in the SUV segment and more than 11% in the high-performance tire segment.

Significant Net Sales Growth

The Group's commercial performance was slightly below the market, but the Michelin brand retained its positions. Segment mix improvements and price increases implemented at the end of 2006 pushed net sales up significantly.
In Original Equipment, Michelin further strengthened its positions with its entire portfolio of OEMs.

EMERGING COUNTRIES
strong growth

→ **In Asia,** Michelin strengthened its positions in markets that varied from country to country: down in Japan, the replacement markets were quite weak in most developed countries, but very buoyant in India, Malaysia, Vietnam and China, where they posted nearly 20% growth.
In China, the Michelin brand was in line with market growth. The price increases passed at the end of 2006 pushed unit sales prices up significantly.

→ **In South America,** sales slightly lagged a market up 3% posting strong original equipment dynamics. The Group enriched its mix and gained market share in the SUV and high-performance segments.

→ **In Africa and the Middle East,** sales grew strongly. The Group strengthened its positions in Turkey, South Africa and the Persian Gulf.



10th consecutive victory at the 24 Hours of Le Mans for Michelin with Audi-Sport.

Michelin Energy Saver reduces CO_2 emissions

With a further 20% rolling resistance reduction, the new Michelin Energy Saver tire, the 4th generation of Michelin green tires, saves approximately 0.2 liters of fuel per 100 km, or nearly 2 euros for every refill. And it avoids nearly 4 grams of CO_2 emission per kilometer*.
This amounts to 20% of the reduction objective set by the European Commission to carmakers: they must achieve a 20 g/km reduction in average CO_2 emissions across their vehicle offering, from 140 g/km in 2008 to 120 g/km in 2012.

** TÜV SÜD Automotive ISO Test conducted in 2007 using 195/65R15 and 205/55 R16 tire sizes. Data covering tires from six major tiremakers, purchased in the open market.*

Michelin Energy 1st for Wear Resistance

"Michelin Energy is the benchmark brand for wear resistance and longevity. With nearly 20% more mileage than the next competitor, it is simply untouchable...".

Auto Plus No. 99 – September 4, 2007.



TRUCK AND BUS & RELATED DISTRIBUTION



→NO.1 IN THE WORLD

→28 FACILITIES IN 16 COUNTRIES

→68% OF TIRES SOLD ARE REPLACEMENT TIRES (RADIAL MARKET)

→Net sales + 4.1%
In EUR million



5,418
5,639
2006
2007

→Net sales were up 7% excluding currency effect.
→Truck operations accounted for 33% of Michelin's consolidated sales.

→Operating income* + 19.6%
In EUR million



6.6%
357
7.6%
427
2006
2007

→Truck operations accounted for 26% of consolidated operating income*.

→Operating margin* + 1.0 pt
As a % of net sales

* Before non-recurring items.



1 million Michelin Durable Technologies tires sold in 2007.
More mileage, grip, load-bearing capacity, meaning better returns for truck fleets: with Michelin Durable Technologies, Michelin research and engineering teams were able to crack the tire wear/overall performance compromise. A well-rewarded seven-year long research program!

With its breakthrough innovation clout, Michelin has continued its all-round (Original Equipment, Replacement and Retread) technological leadership, through a successful acceleration of time-to-market.

The Group's strategy to continue meeting customer expectations involves:

→delivering ever more sophisticated, tailor-made solutions, capable of matching customer requirements across road transportation segments;
→offering tire and service solutions designed to increase customers' competitive edge in the long haul industry by optimizing vehicle uptime and minimizing operating expenditure;
→fostering close ties with OEMs and retailers, helping them to achieve high professional standards in developing countries;
→increasing the critical size and productivity of its plants to meet strong demand for its new generation Michelin Durable Technologies tires;
→expanding its production capacities in emerging markets;
→strengthening its retread operations.



500,000 X One tires rolling on American roads. They already saved 60 million liters (16 million gallons) of fuel and prevented more than 165,000 tons of CO_2 from being released into the atmosphere.

Sales rose, results too

The Truck tire and Related Distribution segment posted a good performance in an environment characterized by marked differences.
This was achieved thanks to strong sales volume growth in most regions, except for North America, and to significant unit price increases.

Operating income* improved

The segment's operating income* was up 19.6% and operating margin* was up 1 point, from 6.6% in 2006 to 7.6% in 2007.
These performances were achieved thanks to strong sales volume growth, and to the significant unit price increases. The price increases implemented in most regions offset the increase in raw material costs which have a strong impact on Truck tire production costs.
On the other hand, currency had a very negative impact on this segment.

** Before non-recurring items.*

EUROPE

Replacement markets trending up and very strong original equipment tire demand

The original equipment market accelerated, posting nearly 19% growth. Demand was particularly strong in Eastern Europe (+ 50%), and in Germany and Spain.
High truck export levels to Russia and other regions such as the Middle East also fueled this growth.
Up 2.8%, European replacement markets were dynamic overall (in particular in Eastern Europe where they were up 9%).
In this supportive environment, the Group harnessed its full production capacities to serve its OEM customers as quickly as possible and to supply the replacement markets.

NORTH AMERICA

Michelin strengthened its positions despite a depressed environment

The original equipment market dropped a sharp - 32% following entry into force of new environmental standards which had triggered massive early purchases at the end of 2006, and due to a less supportive economic environment.
In replacement, the market was down for the second straight year. The economic environment affected road freight.

In these bearish markets, the Group strengthened its positions thanks to its "Michelin Durable Technologies" products and the growth of its retread and fleet management service offering, as well as Michelin X One wide tire production capacity increases.

Growth is in EMERGING COUNTRIES

→ **Asia's** radial tire markets were fast-growing in both the original equipment and replacement segments in most countries (except for Japan).

→ **South America** was up 27% in the original equipment segment and nearly 15% in the replacement segment.

→ **In Africa and the Middle East,** demand posted healthy trends, particularly in the Persian Gulf Countries, Turkey and South Africa.

The Group performed well in all of these markets, especially Russia and China, where it will expand its production capacities.

12

meters shorter braking distance and silent rolling: the key benefits of the new Michelin X Coach XZ tire for touring buses.

20%

of the global retread market held by Michelin*.

** Including Oliver Rubber acquired in 2007.*

Launch of MICHELIN X Energy 315/60 R 22.5 XF: more robust, fuel-efficient and long-lasting

Available in Europe in Original Equipment since February 2007, Michelin X Energy 315/60 R 22.5 XF is the first Michelin Durable Technologies tire specifically designed for steer axles.

Thanks to the benefits of exclusive Infinicoil technology (based on a 400-meter long steel cord embedded in the rolling circumference), the steer axle can carry up to an additional 400 kg.



SPECIALTY BUSINESSES

- →WORLD NO.1 EARTHMOVER AND AIRCRAFT RADIAL TIRE MAKER
- →EUROPE'S NO.1 AGRICULTURAL TIRE MAKER
- →EUROPE'S NO.1 MOTORCYCLE TIRE BRAND
- →EUROPE'S NO.1 MAP AND GUIDE PUBLISHER AND MOBILITY ASSISTANCE SERVICE WEBSITES
- →18 FACILITIES IN 9 COUNTRIES



→Net sales + 10.7%
In EUR million



1,975
2,187
2006
2007

→Net sales were up 14.3% excluding currency effect.
→Specialty businesses accounted for 13% of Michelin's consolidated sales.

→Operating income* + 58.4%
In EUR million



12.4%
245
17.8%
388
2006
2007

→Specialty businesses accounted for 24% of Michelin's consolidated operating income*.

→Operating margin* + 5.4 pts
As a % of net sales

* Before non-recurring items.



Michelin, the all-round benchmark

The Specialty operations segment combines Specialty tires, Maps and Guides, ViaMichelin digital services and Michelin Lifestyle brand-extension products.

With a presence in all specialty tire markets, Michelin channels its radial technology edge into a strategy targeting the higher technology-content segments:

→ in the **Earthmover** and **Aircraft** tire segments, Michelin is increasing its capacities to serve very strong demand and develops win-win value-added services for its customers;

→ in the **Agricultural** tire market, the Group is focusing on the larger OEMs and partnering with selected distributors to develop services tailored to farmers' needs;

→ in the **Two-Wheel** segment, Michelin leverages racing tire development, in which it is a clear leader, in the service of consumers through direct technology transfers into mass produced tires.

Benchmark products in their field, the Michelin **Maps and Guides** and **ViaMichelin's** digital services form an integral part of the Group's mobility mission as they promote safe and trouble-free travel. Leveraging its worldwide reputation for reliability, Michelin is also expanding the reach of its brand through **Michelin Lifestyle** operations.

Group sales rose sharply

Specialty businesses operated in generally supportive environments, except for construction in the USA.

Michelin strengthened its positions across its targeted markets through a tailored product and service offering with acknowledged customer benefits.

Results posted a further significant increase

The year's fine commercial performances, combined with industrial rationalization, plant specialization and commissioning of additional production capacity contributed to a further strong improvement in the segment's profitability. All tire operations contributed to this outstanding performance.

EARTHMOVER

Very Strong Demand

World demand remained strong, except for the construction segment in the United States, which was down approximately 25%.

The market was still marked by imbalance between supply and demand, particularly in the mining and quarry sectors.

Michelin's net sales rose very significantly,

both on the back of strong sales volume increases, and the full impact of the price increases implemented in 2006 and in early 2007. The strong increase in sales volume was achieved thanks to the capacity increase investments made in recent years, in order to improve production capacity in different plants, especially at Lexington in the USA.



The largest tire ever sold in China

3.7 meters high, more than 4-ton weight, 82-ton load-bearing capacity: the identity card of the Michelin 53/80R63 XDR B Earthmover tire is impressive.

AGRICULTURAL

Original Equipment Markets Up, Replacement Markets Down

Sharp increase in agricultural machinery production translated into a dramatic increase in the original equipment market, especially for lead tractors.

On the other hand, the replacement markets declined slightly year-on-year, although they continued their long-term enrichment trend underpinned by gradual radialization and increasing demand for higher value added products.

Sales increased in both volume and value terms.

In Original Equipment, the Group strengthened its ties with the larger OEMs to become a major actor in lead tractor tire supplies for the high-power lead tractor market.

In the replacement tire market, Group "premium" brand (Michelin and Kleber) penetration was accelerated.

TWO-WHEEL

Very Buoyant Markets

Two-wheel tire markets for motorized cycles further progressed in both the mature and developing markets where new registrations posted double-digit growth. The replacement markets were supported by this long-term trend.

Sustained Sales Growth

The Group's sales volumes and net sales, therefore, posted continued strong growth. This good performance was driven mainly by the success of the new radial tire line up (Michelin Pilot Road 2) and by good sales performance in some new markets such as South America's.

AIRCRAFT

Demand remained strong

In radial tires, the significant imbalance between tire manufacturer supply and airline demand continued throughout the year.

Significant Sales Growth

Despite the negative impact of the euro/dollar currency effect, Michelin sales posted significant growth, both in volume and sales terms. New capacity commissioning and signature of new contracts with airlines fueled this growth, which was recorded in all regions.

Radial tire world No. 1
Innovator and Technological Leader in all tire markets.



Sustainable farming with Michelin Ultraflex technology
Enhanced soil preservation and yield, productivity, safety, driving comfort, fuel efficiency and wear performance.

Harley-Davidson
selected Michelin as a certified supplier for replacement tires for its motorcycles in North America.

70%
Michelin radial tire market share in General aviation Original Equipment.



Available in Japanese and English versions, the Michelin GuideTokyo 2008 only lists starred restaurants. With a phenomenal 191 stars, Tokyo is the most Michelin-starred city in the world!

Over 680 publications

- 1.2 million hotel and restaurant guides
- 2.5 million tourist guides
- 11 million maps, guides and atlases sold in 90 countries

All the Michelin maps and guides are now available for sale from the www.cartesetguides.michelin.fr website.



A range of 4 atlases for custom-designed touring: tourist, architectural, road network and mini atlas.

MAPS AND GUIDES

A Rich Editorial Program

In an overall declining market, the Maps and Guides segment held their own.

→The Michelin Red Guide France 2007 includes another 500 establishments and launched a new compact collection: *Les Bonnes Petites Tables du Guide Michelin.*

→The Michelin Guide Paris 2007 layout was entirely revamped and the Michelin guides Los Angeles and Las Vegas have been added to the New York and San Francisco guides for North America. The first edition of the Michelin Guide Tokyo, published in November 2007, was an immediate success with 250,000 copies selling out in less than one month.

→The Michelin Voyager Pratique collection launched 15 new titles in French and, now 40-guide strong, continues to grow.

→France's undisputed leader with 30% market share, the Michelin Green Guide collection is expanding internationally and in addition to the 73 titles in French, it now numbers 59 titles in English, 41 in Dutch, 33 in Italian, 30 in German, 18 in Spanish, 14 in Hebrew, 12 in Polish and 6 in Chinese.

VIAMICHELIN

Confirmed Success

Targeted at road users, www.viamichelin.com is Europe's first mobility enabling site: with digital maps, route selection, geolocalization, traffic information, hotel booking, restaurants, tourist tips, etc.

→Online advertising business made further strong progress as did the online hotel accommodation booking service.

→Traffic information attracted many carmakers and key players in the personal navigation sector. In France, ViaMichelin is also a major real-time traffic information provider, serving OEM and GPS manufacturer customers.

In early 2008, ViaMichelin has announced a plan to refocus its digital technology business on its Website and digital mobility-enabling services designed to assist travelers. Accordingly, ViaMichelin will no longer develop new GPS units from 2008 and will continue to sell the current units and provide the related after-sales services.

MICHELIN LIFESTYLE

A Promising Economic Model

In five years, the Group has taken 6th place among businesses operating in the brand extension product sector. Michelin Lifestyle's exclusive licensed products sport the values of safety, reliability and performance – Michelin's hallmark – and match the Group's brand image strategy hinging on better mobility.

Michelin focuses on sports and leisure.

In 2007, a number of technical products were launched: Michelin and Umbro launched the X Boot III shoe for footballers, that delivers greatly enhanced wet ball control. Michelin and Babolat developed the Propulse tennis shoe. The shoe's wear resistance is 40% superior to the best products previously available.
Michelin and U-kan jointly launched *Skate 'n Walk*, the first top-of-the-range movable roller and sportswear shoe.

ViaMichelin No.1 Europe's Traveler's Information Site* with an average of 36.5 million visits per month.

* *Source: comScore Europe Metrix.*



More than 60 Countries Covered, from the National Road Network to the Detailed Town Map

- Some 5 million miles of roads and streets.
- 62,000 hotels and restaurants tested and selected by Michelin Guide inspectors.
- 22,000 tourist sites listed.

75

Licensed Partners
a range of 1,500 products
more than 12 million units
sold in more than
85 countries.



FINANCIAL RESULTS AND STRUCTURE

Robust Performance
Sustained sales volume growth, significant operating margin* improvement, significant free cash flow improvement, 35% increase in net result after large restructuring charges, strengthened financial structure. The 2007 operating performance confirms the efficiency of the 2010 Horizon Growth and Competitiveness Plan.

Restructuring charges
amounted to EUR 326 million in 2007:
→an EUR 62 million for the specialization of the Ota plant,
→an EUR 120 million competitiveness improvement plan in France and another one in Spain for EUR 144 million.
Note: an EUR 220 million restructuring charge had been recorded in 2006 in connection with closing of the BFGoodrich Kitchener in Canada and closing of the Port Harcourt Nigerian plant.

→Net Sales up + 6.5% at Constant Exchange Rates
In EUR million



+ 519
+ 548
- 584
+ 483
16,384
Volumes
+ 3.2%
Price mix
+ 3.2%
Currency
- 3.3%
16,867
+ 3.0%
2006
Net sales
2007
Net sales

OPERATING MARGIN WAS UP 1.6 POINT AT 9.8%

→As a % of sales, gross margin amounted to 29.9%, up 1 point.
→The weight of operating expenses dropped 0.5 point to 19.7% of sales.
→The new French Social Security Law *(loi de financement de la Sécurité Sociale)* relative to end-of-career compensation induced an EUR 74 million one-off expense which translated into a 0.4 point margin reduction.
Full-year operating income* was up 22.9% to EUR 1,645 million.

** Before non-recurring items.*

→2007 Operating income change*
In EUR million

+ 548
+ 200
- 82
- 217
- 142
+ 307
1,338
Price mix
Volumes
Other expenses**
Exchange rates
External costs***
1,645
+ 22.9%
2006
Operating income before non-recurring items
2007
Operating income before non-recurring items

** Before non-recurring items.*
*** Including EUR 74m one-off expenses in connection with application of the French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation.*
**** Of which EUR 72m raw material cost increase and EUR 32 million for energy and transport cost increases.*

NET INCOME ROSE 34.7%

Net result amounted to EUR 772 million, up EUR 199 million year-on-year. This change resulted from the following factors:

→an EUR 307 million improvement in operating income before non-recurring items;

→an EUR 106 million increase in non-recurring restructuring charges;

→an EUR 84 million increase in net financial expenses, as the Group recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA Peugeot-Citroën;

→a lower income tax (EUR - 70 million), resulting in particular from EUR 39 million tax credit in Poland.

RETURN TO POSITIVE FREE CASH FLOW*

Free cash flow was up EUR + 472 million to EUR 433 million, resulting from:

→EUR + 259 million EBITDA** increase, in line with improved operating income***;

→Working capital requirement improved thanks to very good inventory and supply chain management improvements with year-on-year inventory growth cut by half, and active management of net Trade Receivables, down EUR 229 million despite strong sales growth;

→EUR + 200 million additional investment cash flow utilization, after 2006 had posted EUR 114 million proceeds from the sale of PSA Peugeot Citroën equity.

Capital expenditure totaled EUR 1,340 million in 2007, they were slightly down, accounting for 7.9% of net sales, versus 8.6% in 2006.

** Free cash flow: Cash flow from operations – cash flow from investment.*

*** EBITDA before non-recurring items: operating income excluding depreciation and tangible and intangible assets value impairment.*

**** Before non-recurring items.*

→Net debt declined EUR 464m

In EUR million



4,178
+ 215
Dividends
- 107
Exchange rate effect
- 433
Positive free cash flow
- 139
Other changes non cash
- 464
3,714
Jan 1, 2007 Net debt
Dec 31, 2007 Net debt

→Net Gearing down 19 points to 70%



90%
89%
70%
2005
2006
2007

SHAREHOLDER'S EQUITY ROSE EUR 602 MILLION

This change resulted mainly from:

→net income contribution: EUR + 772 million;

→the capital component of the OCEANE* bond issue in March 2007 (after tax): EUR + 82 million;

→dividend pay out: EUR - 215 million.

** Convertible in, or exchangeable for new or existing shares.*

CONSOLIDATED INCOME STATEMENT

In EUR million	2007	2006
Sales	**16,867**	**16,384**
Cost of sales	- 11,817	- 11,653
Gross income	**5,050**	**4,731**
Sales and marketing expenses	- 1,803	- 1,799
Research and development expenses	- 571	- 591
General and administrative expenses	- 937	- 965
Other operating income and expenses	- 94	- 38
Operating income before non-recurring income and expenses	**1,645**	**1,338**
Non-recurring expenses	- 326	- 220
Operating income	**1,319**	**1,118**
Cost of net debt	- 294	- 315
Other financial income and expenses	29	135
Share of profit/(loss) from associates	17	4
Income before taxes	**1,071**	**942**
Income tax	- 299	- 369
Net income	**772**	**573**
• Attributable to Shareholders	774	572
• Attributable to non-controlling interests	- 2	1
Earnings per share (in euros)		
• Basic	5.32	3.95
• Diluted	5.22	3.94

CONSOLIDATED CASH FLOW STATEMENT

In EUR million	2007	2006
Net income	**772**	**573**
EBITDA adjustments		
• Cost of net debt	294	315
• Other financial income and expenses	- 29	- 135
• Income tax	299	369
• Amortization, depreciation and impairment of intangible assets and PP&E	823	871
• Non-recurring income and expenses	326	220
• Share of loss/(profit) from associates	- 17	- 4
EBITDA before non-recurring income and expenses	**2,468**	**2,209**
Non-cash other income and expenses	- 26	- 75
Change in provisions, including employee benefits	- 175	- 229
Net finance costs paid	- 277	- 311
Income tax paid	- 294	- 182
Change in value of working capital, net of impairments	166	- 221
Cash flows from operating activities	**1,862**	**1,191**
Purchases of intangible assets and PP&E	- 1,484	- 1,379
Proceeds from sale of intangible assets and PP&E	106	102
Acquisitions of consolidated shareholdings, net of cash acquired	- 106	- 41
Proceeds from sale of consolidated shareholdings, net of cash disposed	–	- 3
Purchases of available-for-sale investments	- 5	- 60
Proceeds from sale of available-for-sale investments	19	146
Change in value of other financial assets	41	5
Cash flows from investing activities	**- 1,429**	**- 1,230**
Proceeds from issuance of shares	14	11
Dividends paid to Shareholders	- 208	- 193
Other allocations	- 7	- 12
Proceeds of the issuance of convertible bonds	694	-
Change in value of financial liabilities	- 1,262	311
Other	- 5	5
Cash flows from financing activities	**- 774**	**122**
Effect of the change of currency rates	**- 9**	**- 14**
Increase or (decrease) of cash and cash equivalents	**- 350**	**69**
Cash and cash equivalents as at 1 January	**680**	**611**
Cash and cash equivalents as at 31 December	**330**	**680**

CONSOLIDATED BALANCE SHEET

→ Assets

In EUR million	31 December 2007	31 December 2006
Goodwill	401	438
Other intangible assets	200	181
Property, plant and equipment (PP&E)	7,124	6,848
Non-current financial assets and other assets	452	449
Investments in associates and joint ventures	62	71
Deferred tax assets	926	1,005
Non-current assets	**9,165**	**8,992**
Inventories	3,353	3,342
Trade receivables	2,993	3,237
Current financial assets	35	79
Other current assets	573	544
Cash and cash equivalents	330	680
Current assets	**7,284**	**7,882**
Total assets	**16,449**	**16,874**

→ Liabilities and equity

In EUR million	31 December 2007	31 December 2006
Share capital	288	287
Share premiums	1,885	1,863
Reserves	3,109	2,527
Non-controlling interests	8	11
Total equity	**5,290**	**4,688**
Non-current financial liabilities	2,925	2,736
Employee benefits	2,567	2,730
Provisions and other non-current liabilities	895	818
Deferred tax liabilities	61	58
Non-current liabilities	**6,448**	**6,342**
Current financial liabilities	1,145	2,157
Trade payables	1,642	1,776
Other current liabilities	1,924	1,911
Current liabilities	**4,711**	**5,844**
Total liabilities and equity	**16,449**	**16,874**

OUTLOOK

Michelin expects tire markets to be driven by the dynamics of the emerging countries.

Moreover, for the full year 2008, the further price increase in natural rubber and oil derivatives (used in tire manufacturing) recorded in the second half 2007 could translate into an estimated EUR 200 million additional burden at current exchange rates.

Against this background, Michelin will pursue its pricing policy aimed at offsetting the negative impact of raw material cost increases and will continue its drive to improve competitiveness through productivity gains and streamlined structure costs.

In these conditions, and provided there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008.



2010 Horizon Growth and Competitiveness Plan Objectives

→The 30% productivity* gain target by 2010 versus 2005 will probably be more than achieved.

→The key productivity factor of site size will increase substantially.

→The Group will substantially increase industrial capacity in the emerging countries. This should double in the Passenger Car and Light Truck tire and Specialty segments by 2012.

* *Expressed as tons/day/headcount.*

Credit rating upgraded

Standard & Poor's indicated on August 3, 2007 that "Michelin will continue to gradually improve its profitability and cash flow generation, thanks to the effect of the cost reduction measures and capacity improvements started in the past two years".
The outlook for the Group was raised from "negative" to "stable", the short-term corporate credit rating was raised to "A-2" and its "BBB" long-term corporate credit rating was affirmed.


5:31 PM
Kalgoorlie,
Australia

4-meter diameter, 5-metric ton weight, 100-ton load bearing capacity: the Michelin XDR series 80 tire is the world's largest mining tire. And its outstanding qualities deliver a total cost of ownership that is less than half that of its main competitors'.



MICHELIN AND THE STOCK EXCHANGE

03

50 → The stock market at a glance

52 → The Michelin Share

54 → Corporate Capital and Shareholders

The stock market at a glance

FOR NEW-COMERS

→The purpose of the Stock Exchange

Securities, such as shares and bonds are bought and sold on the stock market. The main role of the stock market is to give companies the opportunity to issue securities to the public and thus raise money to fund company expansion and growth.

→What is a share?

A share is a marketable security issued by a company representing a portion (unit) of its capital giving shareholder status to its owners.

Shares carry a number of rights including: information, voting (at the Annual Shareholders' Meeting) and financial (dividend entitlements, pre-emptive subscription rights, liquidation bonuses).

Shares are either bearer or registered shares.

The Paris Stock Market is operated by **Euronext Paris**, and it comprises 3 markets:

→Euronext
→Alternext
→Open Market

→EURONEXT

- Single regulated market created by Euronext in February 2005
- Strict conditions for admission
- Strict rules governing financial communication
- The AMF's general regulations apply
- Guarantee extended to minority Shareholders
- There are more than 700 listed companies classified alphabetically and spread over 3 compartments:
  - A for large-cap: market cap exceeds 1 billion €
  - B for mid-cap: market cap between 150 million and 1 billion €
  - C for small-cap: market cap less than 150 million €



→ALTERNEXT

- Market organized but non-regulated for the use of small to medium-sized French businesses
- Simplifies admission conditions
- Committed to financial transparency
- The AMF's general regulations apply
- Guarantee extended to minority Shareholders

→OPEN MARKET

- Market not regulated for the use of both French and foreign small to medium-sized companies
- Conditions for admission and communication less restricted
- Few obligations with regard to financial communications
- No oversight by the AMF
- No guarantee extended to minority Shareholders



→In 1987

the dealings that took place in the pit or ring of the Stock Exchange are now dealt with in automated quotation (CAC).

→Did you know?

Michelin was first listed on the French Stock Exchange on August 22, 1946.

→Michelin issues registered shares only.



The Michelin Share

The Michelin share is listed on Euronext Paris

- Euronext Paris - Compartment A
- Deferred Settlement Service
- ISIN: FR0000121261
- Par value: 2 euros
- Minimum transaction possible: 1 share

Market capitalization

→**11.3** billion euros
(December 31, 2007)

Average annual daily transactions

→**1,217,949** in 2007



INDICES

Being included in indices heightens the liquidity and the valuation of shares, which then are selected for portfolios and funds indexed using these benchmarks.

→Michelin is part of 2 major stock market performance indices:

- **CAC 40 :** 1.05% of the index comprising 40 stocks taken from among the first 100 stock capitalizations on the French Stock Exchange.
- **Euronext 100 :** 0.51% of the index which reflects the first 100 stocks in terms of market capitalization on Euronext, the pan European stock market.

→Michelin also qualifies for the major ethical indices which include only those companies considered to have incorporated sustainable development within their strategies:

- **DJSI** (Dow Jones Sustainability Index) from the Swiss Agency SAM (Sustainability Asset Management)
- **Stoxx** for Europe and **World** in 2008
- **ESI** (Ethibel Sustainability Indices) from the Ethibel Agency
- **ASPI** (Advanced Sustainable Performance Indices) from the VIGEO Agency

➔ Michelin share performance from 2003 to 2007

(At the close of the Paris Stock Market on 31.12.07)


2003
2004
2005
2006
2007

● Michelin ○ CAC 40 Monthly volumes traded

➔ Stock Exchange Information

Share price (in EUR)	2007	2006	2005	2004	2003
Highest	106.70	73.30	56.20	47.80	38.11
Lowest	67.75	43.21	43.75	34.82	25.02
Highest/Lowest ratio	1.57	1.70	1.28	1.37	1.52
Last quotation in the year	78.50	72.50	47.48	47.19	36.38
Change over the year	+ 8.28%	+ 52.7%	+ 0.6%	+ 29.7%	+ 10.7%
CAC 40 index variation	*+1.31%*	*+ 18%*	*+ 23%*	*+ 7%*	*+ 16%*
Market capitalization					
As at December 31, (EUR billion)	11.30	10.41	6.81	6.77	5.22
Annual yearly trading volume	1,217,949	1,191,679	842,053	742,311	797,844
Average number of shares making up the capital	143,770,101	143,390,450	143,387,025	143,250,487	141,488,047
Number of shares traded over the year	310,577,078	303,878,126	216,407,691	192,258,470	203,450,155
Share turnover rate	**216%**	**212%**	**151%**	**134%**	**144%**

Corporate Capital and Shareholders

On December 31, 2007

Registered capital:	**287,998,338 €**
Number of shares outstanding:	**143,999,169**
Total number of voting rights:	**184,480,009**



→ Breakdown of capital
As at December 31, 2007

- **1.66%** Employee Shareholder Plan
- **11.86%** Individual Shareholders
- **20.62%** French Institutional Investors
- **65.86%** Non-Resident Institutional Shareholders

Including Capital Research and Management Company holding 9.93% of capital at August 7, 2007.



→ Breakdown of voting rights
As at December 31, 2007

- **2.31%** Employee Shareholder Plan
- **17.34%** Individual Shareholders
- **21.75%** French Institutional Investors
- **58.60%** Non-Resident Institutional Shareholders

Including Capital Research and Management Company holding 7.76% of voting rights at August 7, 2007.

Shares held for more than 4 consecutive years have double voting rights.



→ Change in number of Shareholders

As at December 31, 2007

2007	2006	2005	2004	2003
154,178	157,445	193,455	191,531	227,762

→ Net dividend per share

In euros

2007[1]	2006	2005	2004[2]	2003
1.60	1.45	1.35	1.25	0.93

(1) Subject to the approval of the Annual Shareholders' Meeting on May 16, 2008.
(2 The increase is due to suppression of tax credit.

Michelin has maintained its policy for a dividend increase. At the Annual Shareholders' Meeting scheduled for May 16, 2008, the Managing Partners will ask the Shareholders to vote a dividend of 1.60 € up by 10.3% compared to that paid for the previous financial year. In view of the new dividend date payment regulations for issuing companies stipulated by Euronext Paris, the dividend will be paid on May 23, 2008.

PLEASE NOTE

With reference to dates, new rules have been stipulated by Euronext Paris, for the payment of dividends in cash by the Issuing Companies.

The three new reference dates for dividend payment are:

- →The Ex-Date* (coupon detachment date) May 20, 2008
- →The Record Date*, May 22, 2008
- →The dividend Payment Date*, May 23, 2008

** As per Euronext official terminology.*

→ Per share data

In euros except for ratios

	2007*	2006*	2005*	2004*	2004	2003
Net assets per share	**36.7**	32.6	31.5	24.2	32.1	30.2
Basic earnings per share	**5.32**	3.95	6.13	4.46	3.59	2.23
PER (Price Earning Ratio)	**14.8**	**18.4**	**7.7**	**10.6**	**13.1**	**16.3**
Dividend pay-out[1]	**1.60**	1.45	1.35	1.25	1.25	0.93
Pay-out rate	**30.1%**	36.7%	22.0%	28.0%	34.8%	41.7%
Dividend yield[2]	**2.0%**	2.0%	2.8%	2.6%	2.6%	2.6%

** IFRS standards.*
(1) The dividend paid for 2007 will be submitted to the approval of the Annual Shareholders' Meeting on May 16, 2008.
(2) On the basis of the share price on December 31.


9:05 PM
Beijing
China

Certified for the Embraer 190 jets, the short and mid-range regional aircraft, Michelin radial tires deliver 300 landings for the front tires and 500 landings for the rear tires, or respectively 17% and 50% more landings than the crossply solution. And they are lighter, which also reduces fuel consumption.



BEING A MICHELIN SHAREHOLDER

04

58 → A dedicated team to help you

60 → Buying, managing and selling your Michelin shares

70 → Michelin talks to its shareholders and keeps them up to date

74 → Voting at the AGM

76 → Your shareholder rights

78 → Glossary

85 → Financial agenda for 2008

"People become Shareholders because they expect the company in which they acquire shares to do well and provide them with a higher return over time than bonds in exchange for the risk associated with the shareholding."

Michel Rollier

Investing in Michelin means buying into a project that offers the following benefits...

→ Technological **leadership** underpinned by constant innovation;

→ A brand portfolio covering all tire market segments, with selective growth in **higher added-value markets;**

→ **Quality**-focused, **safety**-conscious, **environment**-friendly approach;

→ **Popular product and brand offering** comforted by a diversified product and service offering;

→ Markets that are less volatile than cyclical markets due to the focus on replacement products, which enjoy **steadier growth** (75% of Group sales);

→ Industrial and market risk offset by **global market cover;**

→ **Balanced organizational structure and funding;**

→ **Ongoing concern for performance and responsibility** in light of the Group's five values: Respect for Customers, Respect for People, Respect for Shareholders, Respect for the Environment and Respect for Facts.

A dedicated team to help you

The Securities Department team

Its role is to establish a special relation with our directly registered Shareholders for the opening of accounts and the management of all the transactions requested.

The team dedicated to Gifts and Inheritance

The objective of this team is to reach a settlement as quickly as possible in directly registered matters with Shareholders, solicitors or those inheriting.

The team dedicated to Employee Salaried Shareholders

The job of this team is to be attentive to their questions and expectations and help them take the right decisions and comply with procedures.

To contact us:

→ Individual Shareholder Relations

- Toll free number, in France only, N° Vert 0 800 000 222
- Phone: + 33 (0) 4 73 98 59 00
- Fax: + 33 (0) 4 73 98 59 04
- Postal address:

Compagnie Générale
des Etablissements Michelin (CGEM),
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France

- E-mail:

actionnaires-individuels@fr.michelin.com

→ Investor Relations

- Phone: + 33 (0) 1 45 66 16 15
- Fax: + 33 (0) 1 45 66 13 19
- Postal address:

Manufacture Française
des Pneumatiques Michelin (MFPM),
46, avenue de Breteuil
75324 Paris Cedex 07 – France

- E-mail: investor-relations@fr.michelin.com

→ Need information?

Don't hesitate to e-mail us at:
actionnaires-individuels@fr.michelin.com
You will receive a reply within 24 hours.



"Being constantly at the Shareholder's service is our daily concern: in practice, this means that our teams are available to answer your questions as comprehensively as possible and to ensure that our exchanges with you are as rewarding as possible."

Jacques ENGASSER, Director of Individual Shareholder Relations

Buying, managing and selling your Michelin shares

Michelin issues registered shares only. The share is registered in your name, thus giving you the opportunity of enjoying direct and personalized service.

→ All Shareholder information on the Group's activities is sent directly to you, such as the Notice of Meeting, the Shareholder's Guide and the Shareholder's Letter.
→ You will also receive personal invitations to attend meetings organized specially for Shareholders in Paris or elsewhere in France.
→ Shares held for more than four consecutive years carry double voting rights.



→Do you wish to have your shares registered directly with Michelin?
Opposite, you will find a specimen letter to be sent to your Financial Intermediary for the transfer of your shares if you wish to have them registered directly with Michelin.



I the undersigned:

Name:
First name:
Address:

Holder of account number:
Account opened in my name at[1]:

Hereby request the aforementioned establishment to transfer my Michelin shares upon the receipt of the present letter, on to account 09 at the COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Euroclear affiliate number 809)

Number of shares[2]: held in the account given above.

Signature:
Date and place of signature:

(1) Name of the establishment managing your Michelin shares
(2) Number of Michelin shares.

→This document can be found on the Michelin Corporate Site: www.michelin.com/corporate in the section entitled "Shareholder's Space" which is contained in the chapter on Finance.

	REGISTERED SHARES	
	DIRECTLY REGISTERED WITH MICHELIN	REGISTERED IN A BANK
→Account holder	Compagnie Générale des Etablissements Michelin	Your Financial Intermediary
→Custodial fees	**No Fees**	Invoiced by your Financial Intermediary
→Dividends	Timely and direct payment	Paid by the Financial Intermediary
→Information	Sent directly to the shareholder (all accounts are registered)	
→Annual General Meetings	Agenda and admission cards sent to each Shareholder directly	
→Stock Exchange Orders	They may be phoned, faxed or posted. Michelin puts through your orders at once	Your orders are processed by your Financial Intermediary in compliance with procedure
→Yearly tax declaration	Michelin sends the Shareholder the IFU (French tax document required for yearly declarations of dividends paid and or transfer of Michelin shares	The Financial Intermediary sends the Shareholder one tax document recapitulating all the operations on the securities account

Opening an account directly registered in our books

→ An account directly registered in the Company's books is opened when a purchase order is placed with our services for the first time, when shares are transferred from a bank account into our books or subsequent to a gift or an inheritance. The opening of this account is materialized by the Shareholder's signing a written agreement.

What are the main advantages of having a share account directly registered in Michelin's books?

In a nutshell, the numerous advantages can be summarized in four words: **service and no charges.**

Here are some of the **services** you benefit from:

- A direct and personalized contact between Shareholders and the Issuing Company
- Your order are put through at once
- The purchase price of your portfolio
- The dividend is paid directly into your account, in a timely manner and without any charges

→ Warning:
These services are regulated by French law, in particular with regard to tax. If you are not a French resident, do not hesitate to contact us to find out the options available to foreign investors.

The following facilities are free of charge:

- Share custody and management of your portfolio
- Transfers under gift or donation arrangements
- Capital transactions, such as allocation or subscription

You also benefit from lower fees for your trades.

I - LA CONVENTION

1 II - LE COMPTE N°

2

3 III - TITULAIRE(S) du compte de titres en nominatif pur et/ou personne habilitée à le faire fonctionner

FILLING OUT THIS DOCUMENT

❶ Indicate the Account Number given to you by our Individual Shareholder Relations Department.

❷ Indicate whether you are:
- A private person (Mr. Mrs. Ms. or Miss),
- A couple (Mr. AND Mrs.),
- In joint ownership.

❸ Your marital status must be given, together with your postal and fiscal address:
- Box A for an individual person,
- Boxes A and B for a couple.

❹ Please remember to:
- Sign and date the document,
- Enclose your bank specifications, a copy of your ID card or passport (and a document corroborating your address, if it is different to that indicated on your ID card or passport),
- Keep the original.

→ For special cases, if the Shareholder is a company, in joint ownership or a non-resident, do not hesitate to contact Michelin's Individual Shareholder Relations Department.

IV - Durée

V - Loi Informatique et Libertés

4

The procedure for ensuring that your shares are directly registered with Michelin

Processing your directly registered shares

• Your must be put through to **Michelin's Individual Shareholder Relations Service.**

• You may place your order by post, e-mail, fax or phone.
Written confirmation is required for orders phoned through.

Your order should state the following:

- The type of operation: buy or sell;
- The number of shares;
- How long the order is valid;
- Buying and selling conditions.

• Whatever type of order you wish to put through, all orders are forwarded immediately for execution to Natixis, the stockbroker.



Different types of orders

→**Ordinary trading orders** are executed without any buying or selling price conditions.
Following the placing of the order, it is fulfilled completely at the first market quotation and this order has priority over the following two types of orders.

→**Restricted price orders provide protection against market fluctuations, because they** enable the order fulfilment cost to be controlled. These orders set a maximum price at which to buy: the order cannot be executed above the quotation given. They also set a minimum price at which to sell. The order cannot be executed below the quotation given.
Execution may be partial, or even deferred in the event of inadequate availability.

→**Best-order execution does not set any specific price limit and enables** orders to be carried out at the best price currently available as soon as the order reaches the market. The order may be executed partially.

ORDER EXECUTION FEES

• Brokerage fees are 0.30% of the gross amount of the transaction, with a minimum of 6 euros per transaction. In France, the costs related to the above brokerage fees are subject to 19.6% VAT. Non-Residents are not subject to this tax.
• The Michelin Shareholder Department charges no fees for its specific services.

HOW IS THE SETTLEMENT MADE?

• As soon as a buy order has been executed, Michelin sends you a notice of transaction specifying the conditions in which the transaction was carried out, the fees and the settlement arrangements. You then make your payment to the Natixis company, which is based in the town of Caen in France.
• In the event of a sell order, Natixis transfers the money directly into your bank account.

→ Please indicate your Shareholder's identification number which is required for all your transactions.

PLEASE NOTE

→ Since January 1, 2008,
the Stock Exchange Tax has been suppressed (in 2007, the tax corresponded to 0.30%).

→ Notice of transaction
This document summarises the execution of a buy or sell order on the Stock Exchange; it is sent by the financial intermediary to its client and gives a description of the conditions in which the transaction was carried out.



Gifts and Inheritance

→Gifts and inheritance of shares registered in a bank
The Individual Shareholders' Relations Department is not directly involved in the procedure. Upon the presentation by the beneficiary (ies) of the required documents, the bank sends us a gift or an inheritance dossier electronically so that we can record the change of beneficiary (ies) in our books.

→Gifts and inheritance of shares registered directly with Michelin
The Individual Shareholders' Relations Department is directly involved in the procedure. You must send us the documents required in the settlement of the estate or the gift. Below you will find a list of the different documents to be submitted so that the transfer of property can be recorded.



GIFT Gift by hand	→ **either a declaration of the gift by hand** presented by the beneficiary (ies) and recorded, signed and sealed by the tax administration department (Form number 2735 obtainable from any French Tax Office); → **or a letter from the person making the gift** stipulating expressly that the operation is a gift by hand. In this instance, the letter must be signed by the person or persons giving and all other signatures duly authenticated.
GIFT Gift made in the presence of a solicitor	→ **an extract from the gift records;** → **or a declaration signed by the solicitor certifying the gift.**
INHERITANCE	→ **either a declaration of ownership** drawn up on unstamped paper by a solicitor; → **or an official declaration** or inventory or inheritance papers.

Taxation

The information given below is for Shareholders, that is, private persons whose tax residence is in France and is subject to change.

If your shares are registered with the Issuing Company, we will send you a specific French tax form (IFU) in February of each year. This document summarizes dividends paid and any transfers made in the course of the previous year. Both Michelin and financial intermediaries have the same tax statement duties towards French tax administration.

TAX ON DIVIDENDS

The dividends paid to Shareholders are taxable as income from securities and transferable capital revenue. The following advantages are applied to dividends paid by companies liable to corporate tax, or a similar tax, and headquartered in France, in a State of the European Union or in a country having an agreement with France in order to avoid double taxation:

- a reduced dividend tax rate of 40% on unrestricted amounts;
- a fixed annual abatement of 1,525 € for single persons and 3,050 € for couples filing joint tax statements;
- a tax credit on income equal to 50% of the dividends received (before reduced dividend tax rates and abatement) not exceeding 115 € for a single person and 230 € for a couple filing a joint tax statement.

Since 2008 the taxpayer can opt irrevocably for a fixed overall deduction of 18%, which cancels the 40% allowance with no upper limit, the fixed annual reduction and tax credit; this includes dividends not having been subjected to the aforementioned fixed overall deduction.
If you opt for the fixed overall deduction, your request must reach us before the dividend payment date.

VAT

Non-Residents DO NOT pay the 19.6% VAT on brokerage fees and the deferred payment fee.

CAPITAL GAINS TAX

Net capital gain is the difference between the sale price of a share (excluding transaction fees and taxes) and the purchase price.
If the amount of total securities sales achieved in the year by a taxpayer exceeds 25,000 € in 2008 – sales fees not deducted – an 18% capital gains tax is levied on the total added value realised, to which social contributions of 11% are added.
When the total amount of sales exceeds the aforementioned amount of 25,000 €, any capital loss may be deducted from capital gains on the same securities realised in the course of the same year or during the 10 years following.

→Example 1
Capital gains = 10,000 €
Total sales value = 25,000 €
Net tax = 0 €

→Example 2
Capital gains = 10,000 €
Total sales value = 26,000 €
Net tax = 10,000 € X 29% = 2 900 €

As of January 1, 2014, shares which have been held for more than 8 consecutive years will be completely exonerated of capital gains tax. Nonetheless, the Social Security deficit reimbursement tax (CRDS) and the social welfare solidarity tax (CSG) are still due. Exoneration is gradual, one third being deducted each year as of January 1, 2012 for the sale of shares held for more than 5 years. Capital loss may be carried over and deducted exclusively from capital gains on the same securities in the course of the same year or the 10 years following, provided that share sales cross the tax threshold.
Capital loss incurred before January 1, 2002 can only be deducted during 5 years from capital gains on the same securities.

SHARE SAVINGS PLAN (PEA) A SPECIAL CASE

Michelin cannot be the account holder for a Share Savings Plan, and consequently, the Shareholders are advised not to register shares directly with the Issuing Company which are part of a Share Holding Plan. Shares held in Share Savings Plans are not taken into account in the calculation of capital gains. However, in order to benefit from all the advantages of the Employee Shareholder Plan, the amounts invested remain frozen for a period of 5 years. Investments in a Share Savings Plan must not exceed 132,000 € for a single person.

WEALTH TAX – (ISF)

If you are subject to wealth tax, your listed securities should be evaluated using either the last known stock market price or the average of the last 30 stock market prices previous to the 1st January of each year.

→The Michelin share in 2007:
- Last quotation: 78.50 €.
- Average of last 30 quotations: 77.62 €.

The Employee Shareholder Plan

The Managing Partners of the Michelin Group would like to ensure that each Company employee is involved in the Group's activities and its development, and that all employees are fully aware of the financial challenges.
By becoming a Company shareholder, the employee gains better insight into the challenges to be faced by the Company and is also made aware of not only the constraints, but also of the assets the Company has, the economic environment it is part of and the Company's prospects.

The Plan was launched in 2002 and renewed in 2003 in 72 countries. The first two Employee Shareholder Plans were highly successful with Company's 113,000-strong staff, 63% of which chose to become Shareholders. This participation is one of the highest in the industrial sector.

On September 14, 2007 the Group's Managing Partners confirmed that a new Employee Shareholder Plan would be launched in 2008. The plan, called BIB'Action 2008, will enable 120,000 Company staff in 75 countries and in 5 continents to become Company Shareholders in advantageous conditions.
Between the beginning of March and the end of May, the 120 000 members of the Company's personnel concerned by this Plan will:
→ Be informed of the launching of the Michelin Employee Shareholder Plan;


BIB'Share2008
EMPLOYEE SHAREHOLDER PLAN

→ Discover the Company's proposals in each of the countries concerned;
→ Be able to subscribe to the Plan.

At the beginning of July, the shares will be distributed to the Employees who have requested them. These shares will be frozen for 5 years until July 2013.

→ A special organization has been set up in order to ensure a communications network with Michelin Employees worldwide.
In each country there will be a correspondent dedicated to Employee Shareholders. Should you have any queries, do not hesitate to ask the personnel Department.



Michelin talks to its shareholders and keeps them up to date

MICHELIN GOES OUT TO MEET ITS SHAREHOLDERS

→ On October 15, 2007, the Managing Partners invited Shareholders from Paris and surrounding areas to a meeting at the Carousel du Louvre so that they could present the Group's strategy and prospects. More than 2,000 people attended this meeting.

Ever since 2001, Michelin has regularly organized information meetings, each one of which is a special opportunity for us to enjoy personal exchanges with our Shareholders. In 2007 we held meetings in Nice, Caen, Nancy, Tours and Montpellier. These meetings will continue to be held in other French towns throughout 2008.

In addition, meetings with Investors (roadshows) were organized in Europe, the United States and in Asia. Financial Analysts,

→ Michelin goes out to meet with its Shareholders in the French provinces.


Lille
Amiens
Rouen
Strasbourg
Caen
Paris
Nancy
Rennes
Tours
Dijon
Nantes
Annecy
Clermont-Ferrand
Lyon
Grenoble
Bordeaux
Montpellier
Nice
Toulouse
Marseille

● 2004 to 2006
○ 2007
2008
● Annual Shareholders' Meeting

Investors and Portfolio Managers benefited from presentations on specific themes and site visits, particularly in Shanghai, where the Challenge Bibendum took place in November 2007. Michelin has also taken part in international conferences on the automotive sector and conducted an intensive communication program directed at SRI (Socially Responsible Investment) Investors and Rating Agencies.

MICHELIN REWARDS SHAREHOLDER LOYALTY

In 2007, we extended invitations to our loyal Shareholders so that:

→ they could take part in informative presentations entitled the "Stock Exchange and You" in addition to the meetings with Shareholders held outside Paris;

→ they could visit the Research and Development Test Center at Ladoux in both May and October 2007.

Participants found these visits to be of the greatest interest.

The program included a visit to a Tire Analysis Laboratory, a demonstration of aquaplaning, a pursuit race with the emphasis on the transversal adherence of Truck tires on wet road surfaces, followed by the test drivers' comments.



A visit to the Research and Development Test Center at Ladoux.

This operation required the presence of more than 30 staff to ensure that the 170 participants fully understood the presentation given.



→ **Each member of The SCC** must be a Michelin Shareholder and remain so throughout the duration of his/her period in office. A member undertakes to attend Committee meetings.

THE SHAREHOLDERS'CONSULTATIVE COMMITTEE

The reflections, the opinions and advice of the Shareholders' Consultative Committee (SCC) are a significant contribution to the improvement of communication between Michelin and its Individual Shareholders. This group of people ensures an unquestionable source of suggestions, and provides constructive ideas which continually enhance the efficacy of our communication tools.
The Shareholders' Consultative Committee was created in 2003 at the initiative of Mr Edouard Michelin. It is composed of 12 sitting members, two of whom are Employee Shareholders. One third of the Committee is renewed each year; members are selected by an independent recruitment office.
En 2007, the Consultative Committee met on two occasions: in January in Clermont-Ferrand and in October in Paris, where they visited the Maps and Guides Department. The Committee members' agenda was focussed on:
→ The Shareholder's Guide;
→ The Letter to Shareholders;
→ The Shareholder Meetings organized in the French provinces.

MICHELIN KEEPS ITS SHAREHOLDERS UP TO DATE

All our Shareholders have access to information which is comprehensive, easy-to-understand and adapted to everyone's needs, in either hard copy or file format.

→ The **Shareholder's Guide** combines an abbreviated version of the Annual Report and practical information on how to become a Michelin Shareholder.

→ The **Annual Report** provides a detailed account of Michelin Group's strategy and its financial performance; it also contains the financial and legal information required by the French Stock Exchange Regulatory Authorities (AMF), because this is also considered the Company's Reference Document.

→ **Michelin's Performance and Responsibility Report,** which presents our objectives, our action plans and what we have achieved in the fields of sustainable development.

→The **Factbook** compiles a vast amount of information on Michelin's organization and on the tire manufacturing industry world-wide. The Factbook is available on: www.michelin.com

→The **Letter to Shareholders** – essentially for individual Shareholders – is sent out at least once every year, to provide information on the Company's financial performance, its objectives, its strategies, innovations, our share performance and salient Shareholder events.

→In addition, Michelin publishes in the **BALO** (*Bulletin des Annonces Légales Obligatoires* – French-language Legal Announcements) all the information which a French listed company is required to make public periodically and annually.

→The **Finance section of Michelin's website** www.michelin.com/corporate is dedicated to financial information. Its design as both a practical tool and a fully-fledged library enables users to download documents published by Michelin Group, especially the press releases and presentations made to institutional investors.
In this section, Individual Shareholders will be able to browse through the **Shareholders' Space** to find all the practical information they require.





→CD-ROM
The Shareholder's Guide, the Annual Report and Michelin's Performance and Responsibility Report are contained on a CD, which is available upon request from the Individual Shareholders' Department.

This information has been condensed and is presented in a practical, upbeat format that does not take up a great deal of space, and so saves paper and reduces shipping costs.


Assemblée Générale
des Actionnaires
2007

Voting protocol

The participation figures for last year's Annual Shareholders' Meeting clearly reflect the interest Michelin Shareholders show in the management and activities of Michelin Group. Each year the Meeting is held on first call and Shareholder participation was more than 60% in 2007.

→There is no need to block shares prior to the Meeting.

Meetings and quorums

→ Ordinary Shareholders' Meetings are convened within six months of the end of the preceding financial year. The purpose of the meeting is to provide Shareholders with detailed information regarding the operations and the financial performance of the Group, to decide on the dividend pay-out and appoint or to re-appoint Statutory Auditors and members of the Supervisory Board. For an Ordinary Shareholders' Meeting to be valid, 1/5 of the shares should be present or represented on first call. No quorum is required for a Meeting held on second call. Resolutions are passed by a simple majority (50%) of voting entitlements present or represented.

→ An Extraordinary Shareholders' Meeting can be called at any time. All changes to the provisions of the Company's bylaws: business object, name, share capital, administration and management must be authorized by an Extraordinary Shareholders' Meeting. The quorum required is 1/4 of shares on first call and 1/5 on second call. Resolutions are passed by a majority of two thirds of voting entitlements present or represented.

→A Joint Shareholders' Meeting combines both the Ordinary and the Extraordinary Shareholders' Meeting and is convened on the same day, using the same Notice of Meeting.

HOW TO FILL OUT THE VOTING FORM

If you wish to attend the Meeting, tick box A❶ at the top of the form in order to request an admission card. In the event of your being unable to attend, it would be wise to tick box A❷ and then to go to section C❺ if you intend to give your proxy to the Chairman or to section D❻ if you wish to give your proxy to someone else.
Date and sign the document❼.

If you wish to send in a mail vote for the resolutions on the agenda, tick box B❸ and follow the instructions:

• If you wish to vote FOR a resolution, **DO NOT** shade the box corresponding to that resolution.

• If you wish to vote AGAINST a resolution or ABSTAIN, shade the corresponding box.

Regarding draft resolutions not approved by the Managing Partners, shade the box marked YES or NO as appropriate.
Date and sign the document❼.

As for amendments or other draft resolutions proposed in the course of the Meeting, go to section B❹ and tick the box as appropriate.

If you wish to give your proxy to the Chairman of the Meeting, section C❺, **just date and sign** the voting form❼.

If you wish to give your proxy to your spouse or to another Shareholder attending, tick section D❻ and give the person's specifications.
Date and sign the document❼.

In all instances, you must:

→Date and sign section❼.

→Check your name, first name and your address❽ in section.

→Return the form in the pre-paid envelope.


MICHELIN
JOINT SHAREHOLDERS' MEETING
May 16, 2008 at 9 a.m.
A
B
C
D

Your shareholder rights



As an owner of part of Michelin's capital, you enjoy fundamental Shareholder rights like all the other Shareholders. A Shareholder is entitled to information, to receive a dividend, to take part in capital operations and to vote and participate at Annual Shareholder Meetings.

TAKING PART IN CAPITAL OPERATIONS

In any capital operation, you, as a Shareholder, have preferential subscription and allocation rights.

→Pre-emptive subscription rights
In the event of a public issue to increase Company capital, Shareholders are entitled to priority subscription treatment, in proportion to the number of shares held already.

→Allocation rights
If there should be a capitalization of earnings, reserves, premiums or contributions, the Company is entitled to issue new shares and allocate them free of charge to Shareholders, in proportion to the number of shares they hold on the day this operation is carried out.

DIVIDEND DISTRIBUTION

Dividends are that part of net profits which is distributed to Shareholders. The amount of dividend pay-out is proposed by the Managing

Partners with the approval of the Supervisory Board and is voted by the Shareholders at the Annual Shareholders' Meeting following the adoption of the annual financial statements.

In order to be entitled to dividends, Shareholders must have owned their shares on the day before the dividend is paid. Payment is made automatically in euros:
• without any handling fees into the Shareholder's bank account, if the Shareholder is registered directly with Michelin;
• if the shares are in the custody of a bank, dividends will be paid into the Shareholder's bank account.

TAKING PART IN THE ANNUAL SHAREHOLDERS' MEETING

Shareholders' Meetings may be ordinary, extraordinary or joint, and are convened at least once a year. This is a special moment in the year for you to keep yourself informed about Michelin Group's activities and to talk with the Managing Partners, the members of the Supervisory Board and with top management, so that you can take part in the decisions taken, by giving your opinion on the resolutions put forward. We like to have as many Shareholders as possible take part or be represented at the Meetings convened. A delayed-broadcast of the Annual Shareholders' Meeting will be on the Internet on May 16.

Four to five weeks before the Meeting date, you will be sent the **Shareholder's Guide** and the **Notice of Meeting,** which will include the following:

➔the agenda for the Annual Shareholders' Meeting;
➔a summary of Michelin Group's performance over the last five years;
➔the explanatory comments on the resolutions and the text to be put to the vote at the Annual Shareholders' Meeting;
➔the voting form, which will enable you to:
• request an admission card for the Annual Shareholders' Meeting;
• submit a mail vote;
• give proxy to the Chairman of the Meeting;
• give proxy to your spouse or to another Michelin Shareholder whom you specify by name and who will attend the Annual Shareholders' Meeting.

In the course of the Annual Shareholders' Meeting, we use an electronic voting system which enables us to process and display all the results in a few seconds after the vote on each resolution.

➔ If you do not receive your admission card in time, or should you mislay it, you nevertheless may take part in the AGM by simply justifying your identity before going into the Meeting.

➔ Please note
Should the shares be held jointly by a usufructuary and a bare owner, the former votes at an Ordinary Meeting and the latter votes at an Extraordinary Meeting.

Glossary

→Accretion (opposite of dilution)

The increase in the earnings per share expected as a consequence of a financial operation such as the buyback and the cancellation of shares or the acquisition of another company.

→Adjusted exercise price

The price of a security recalculated after adjustments have been made to allow for operations modifying the amount of capital such as stock splits. The adjustment enables an estimation to be made of the stock's performance over a given period.

→AMF – Autorités des Marchés Financiers

The AMF is the French Stock Exchange Regulatory Authority which resulted from the merger between the Stock Exchange transactions Committee (COB) and the Financial Market Council (CMF). The AMF fixes the operations and ethical rules governing



the financial marketplace. It plays a watchdog role in the protection of the investments made in securities and supervises the financial information supplied to investors and shareholders. The AMF also controls rating agencies and financial analysts and ensures that financial advisors comply with prevailing regulations.

→ Blue chips (investment-grade securities)

Anglo-Saxon term for highly popular securities with high traded volumes.

→ The Michelin share is classified in compartment A (Blue chips).

→ Bond

An interest-bearing promise, which may or may not be listed on a Stock Exchange, carrying fixed interest for a specific period and redeemable upon maturity.

→ CAC 40

Stock market index which tracks in automated quotation the forty most actively traded stocks on the Euronext regulated markets in Paris; being included in the CAC 40 depends upon size and liquidity criteria.

→ Capital employed

Financial resources used by a company to develop its business. The capital employed represents the sum of the shareholders' equity, minority interests and net debt.

→ Capital gain (capital loss)

The difference in value between the purchase price and the sales price of a share).

→ Cash flow (free cash flow)

Cash generated by a company's operations corresponds roughly to after-tax earnings plus depreciation and amortization, provisions for reserves and capital gains or losses. Free cash flow is the cash flow minus net investments and the variation in the needs for working capital.

→ Consensus forecast

A figure based on the combined estimates of the analysts covering a public company. It is the forecasts taken in aggregate for all analysts who follow that company.

→ Consolidated financial statements

The purpose of consolidated accounts is to illustrate the financial performance of a group of companies as if the latter formed only one single company.

→ Corporate value

Often used to assess the price of an acquisition, this is the sum of the market capitalization of the company and of its net financial debt, usually measured at market value.

→ Coupon

The coupon entitles the owner to receive yearly dividends, and is a part of the share. It is also the interest paid on a bond at the end of each financial year.

→ Custodial fees

These fees are levied to ensure the custody and the service provided for the administration of a share account.

→ If shares are registered directly in Michelin's books, our company does not charge any custodial fees.

Glossary

→ Deferred payment

On the SRD stock market, deferred payment enables an investor to postpone a buy or sell order until the following monthly liquidation date.

→ Deferred Settlement Service (SRD – Service à Règlement Différé)

This service is reserved to the most liquid securities. In exchange for a fee it makes it possible to settle one's stock market transactions once a month on the liquidation date.

→ Michelin offers a deferred payment service.

→ Diluted earnings per share

Net earnings per share adjusted to reflect potential dilution in the event of exercise of share subscription rights, call of options, debt conversion or other securities giving access to capital.

→ Dilution (dilutive)

The reduction expected in the earnings per share expected after a financial operation, such as in increase in capital, the acquisition of or merger with another company or the conversion of bonds into shares.

→ Dividend

The portion of a company's net earnings that is paid to shareholders. The dividend pay out is proposed by the Managing Partners in the case of partnerships limited by shares. The proposal is submitted to the shareholders' approval at the Annual Shareholders' Meeting.

→ EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)

A management indicator.
EBITDA corresponds to operating income before depreciation of property, plant and equipment and amortization of intangible assets and any related impairment charge.

→ Economic assets

This is the sum of the fixed assets (net from amortization), other exceptional assets and needs in working capital. The capital employed is the economic assets set against the balance sheet liabilities.

→ Employee Shareholder Plan – PAS (Plan d'Actionnariat Salarié)

A scheme authorized by the Annual Shareholders' Meeting so that company employees can acquire shares in their own company on special terms.

→ Euronext 100

A stock exchange index tracking the 100 most actively traded listed shares on the regulated markets within the Euro zone, on the basis of criteria focussed on size and liquidity.

→ Euronext Paris

This company organises, manages and develops the securities market, being itself listed on the Paris Stock Exchange. It regulates the stock market and delegates authority for this to the AMF.

→ Exchange offer

Operation whereby a company (the "offerer") offers publicly to the shareholders of another listed company to exchange their shareholdings for securities issued by it.

→ Free float

That part of a company's capital in public ownership and tradable on stock markets. The higher the free float, the greater the liquidity of the shares is.

→ Michelin's free float is 100%.

→ Gearing - debt ratio

An analysis ratio of a company's level of long-term debt to its equity capital expressed in percentage form.

→ Goodwill (positive goodwill)

The difference between the acquisition price of a company and the value of its shareholders' equity on the date that it becomes part of the acquiring company's scope. (The opposite is "negative goodwill" or "badwill.").

→ IFRS (International Financial Reporting Standards)

International Financial Reporting Standards drawn up by IASB (International Accounting Standards Board). These accounting standards became mandatory on January 1, 2005 for all listed companies in Europe, but for consolidated accounts only.

→ Liquidation date

The wind-up date every month for transactions carried out on a deferred settlement basis. This is the fifth Paris Stock Exchange trading session before the last trading session in the month.

→ Liquidity

The ratio of the volume of shares traded over the total number of a company's shares in circulation.



Glossary

→ Market capitalization

A company's market value, also referred to as "market cap", is equal at any given time to the quoted share price multiplied by the number of shares in circulation.

→ Corporate value of Michelin at December 31, 2007 is €11.3 billion.

→ MIF

European Directive relating to the market of financial instruments the purpose of which is to create an integrated market. All traders are consequently able to operate in the same way throughout Europe. Being effective as of November 2007, this Directive defines the market rules and those applicable to Financial Intermediaries, as well as the rules protecting Investors.

→ Minority interests

Portion of the capital held by investors (called minority shareholders) in the fully consolidated subsidiaries of a company.

→ Minimum transaction unit

The smallest number of shares required for a buy or sell transaction.

→ Michelin's minimum transaction unit is 1 share.

→ Mutual fund

(OPCVM - SICAV - FCP in France)

A company registered under the Companies Act for the prime purpose of obtaining funds from the public and investing these funds in a wide range of securities.

→ Net financial debt

(long and short-term)

Financial debt less cash and cash equivalent.

→ Net income

Corporate profit or loss after tax.
The net result of the Group's share excludes the portion of net result which is attributable to minority interests.

→ Net income per share

The consolidated net income of the Group divided by the number of capital shares. Financial analysts use the net income per share either to evaluate the performance of the Company in the course of several financial years or to compare the performance of companies belonging to the same sector. Net income per share is also used to calculate the PER (Price Earning Ration).

→ Non-recurring income/expenses

The net amount of significant unusual, abnormal or infrequent items of operating income.

→ Operating income

Net result before financial result, tax and the Group's share in associated companies.

→ Operating margin

This is the operating income over net sales.

→ Par value

The stated face value represented by one share in the corporate capital.

→ The par value of the Michelin share is 2 euros.

→Pay-out rate

The percentage of net income paid out to shareholders in cash dividends.

→Price Earning Ratio – PER

A valuation ratio of a company's current share price compared to its net earnings per share enabling a comparison of the relative value of equities of different companies.

→Quorum

The minimum acceptable level of individuals with a vested interest in a company needed to make the proceedings of a Shareholders' Meeting valid under prevailing legislation.

→Quotation

Price of a marketable security resulting from the current bid price and ask price at a given time.

→Reduced tax rate or tax base

Reduction of the amount used to calculate tax.

→ROA (Return On Assets)

Operating income divided by economic assets.

→ROCE (Return On Capital Employed)

Operating income after tax (calculated directly on this result) and divided by capital employed. This ratio measures the return on capital invested by shareholders and borrowed from banks and other financial partners. The difference between ROCE and ROA is that the former is after tax.

→ROE (Return On Equity)

Net income Group share divided by consolidated shareholders' funds before minority interests.

→Shareholders' equity – Capital

(before or after dividend distribution)
A company's capital belonging to its shareholders and including the value of issued shares, retained earnings, earnings for the financial year (before dividend pay-out) and the portion of net income for the year retained in reserves (after dividend pay-out).



→Share turnover ratio/rate

The total number of shares traded divided by the number of the company's outstanding shares.

→Socially responsible investment

Socially Responsible Investment (SRI) consists in combining social and/or environmental issues with financial objectives in any investment decision. This investment approach aims at increasing corporate accountability.

→Stock market index

Instrument to measure equity and bond performance. Stock market indices reflect market changes in a market or sector and represent the average (plain or weighted) of the share prices of a basket of securities comprising them.

→Stock option (or subscription option)

Employee profit sharing scheme based on an option given to executive or non executive Employees to buy or subscribe to a limited amount of shares (stock) of the company at a fixed price. At a stipulated date thereafter, the beneficiaries have a prescribed period of time within which to call (exercise) the option(s).

→Sustainable development

Integrated approach by governments and companies aimed at fulfilling "the needs of present generations, without compromising future generations' capacity to satisfy theirs." (Definition given in 1987 by Gro Harlem Brundtland, then Chairwoman of the UN WORLD Commission on the environment and development).

→Michelin is committed to a long term balanced and responsible development approach, wherein progress is assessed on a durable basis (see the Michelin Performance and Responsibility Report).

→Takeover bid

Operation whereby a company (the "offerer/bidder") offers publicly to the shareholders of another listed company to buy their shareholdings for a price in cash.

→Total Shareholder Return (TSR)

Dividends collected plus or minus the change in share value divided by the acquisition price.

→Treasury share

These are shares held by a company in its own capital. Treasury stock does not carry any voting or dividend rights.

→As of December 31, 2007 Michelin does not hold any treasury shares.

→Volatility

Amplitude variation of a share, a fund, an index or a market over a given period of time.

→Working Capital Requirements (WCR)

This amount is required to finance inventories and credit granted by the company to customers (trade accounts receivable) minus the credit granted to the company by its suppliers (trade accounts payable).

→Yield

The ratio of dividend share over the market price of the share.

Financial agenda for 2008

→

Annual Shareholders' Meeting	May 16, 2008
Dividend distribution	May 23, 2008



Net Sales First Quarter 2008	April 28, 2008
First-half Earnings 2008	July 30, 2008
Net Sales Third Quarter 2008	October 27, 2008



Meetings with Shareholders:	
In Paris – Grande Arche de la Défense	October 16, 2008

In the provinces:	
• Toulouse	April 29, 2008
• Amiens	June 26, 2008
• Rennes	September 25, 2008
• Strasbourg	October 7, 2008
• Dijon	November 6, 2008
• Grenoble	November 25, 2008

Design and production: W PRINTEL
Photos: © Michelin, © Michelin / Arnaud Childeric, © Michelin / DPPI, Planet Observer, Getty, Corbis, Eyedea.

Printing: FOT (France), certified Imprim'Vert on PEFC eco-labelled paper.
Inspection no 10-31-1111. March 2008.


PEFC

INDIVIDUAL SHAREHOLDER RELATIONS

Jacques Engasser
+ 33 (0) 4 73 98 59 00
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France
Toll-free calls in France: 0 800 000 222
actionnaires-individuels@fr.michelin.com

INVESTOR RELATIONS

Christophe Mazel
Jacques-Philippe Hollaender
+33 (0) 1 45 66 16 15
46, avenue de Breteuil
75324 Paris Cedex 07 - France
investor-relations@fr.michelin.com


MICHELIN
A better way forward

SEC File #82-3354

April, 7, 2008

PUBLICATION OF THE PREPARATORY DOCUMENTATION FOR THE JOINT SHAREHOLDERS MEETING OF MAI 16, 2008

Michelin's Joint Shareholders Meeting shall be held on Friday May 16, 2008 at 9:am at Polydôme, place du 1er Mai in Clermont-Ferrand (Puy-de-Dôme, France).

Michelin shares being all registered shares, a Notice of Meeting featuring a brief summary of the Group's results and activities for financial year 2007, together with a presentation of the resolutions submitted to the Shareholders' vote is mailed to all Shareholders; the notice is also posted on the www.michelin.com corporate web site.

In addition, the Company's Annual Report 2007, together with the disclosures referred to under Article R. 225-83 of the French Commercial Code, are available for consultation at the Company's head office.

Compagnie Générale des Etablissements Michelin
12, cours Sablon
Clermont-Ferrand, France

Contacts

Individual Shareholders

Jacques Engasser

Téléphone :	33 (0) 4 73 98 59 08
Fax :	33 (0) 4 73 98 59 04
Toll free number :	0 800 00 02 22
E-mail :	actionnaires-individuels@fr.michelin.com

Institutional Investors

Christophe Mazel

Téléphone :	33 (0) 1 45 66 10 04 or 33 (0) 4 73 32 24 53
Fax :	33 (0) 1 45 66 13 19 or 33 (0) 4 73 32 27 16
E-mail :	investor-relations@fr.michelin.com

Jacques-Philippe Hollaender

Téléphone :	33 (0) 4 73 32 18 02 or 33 (0) 1 45 66 16 15
Fax :	33 (0) 4 73 32 27 16 or 33 (0) 1 45 66 13 19
E-mail :	investor-relations@fr.michelin.com


2008
Notice of
Meeting

JOINT ANNUAL SHAREHOLDERS MEETING

Friday, May 16, 2008, 9 a.m.
at the Polydome, place du 1er-Mai
Clermont-Ferrand (Puy-de-Dôme), France

04→ Items on agenda
06→ Brief summary
16→ List of resolutions
25→ Additional information concerning proposed appointments
26→ Proposed resolutions
40→ Statutory Auditors' Reports on Resolutions
44→ Five-year financial statements

CONDITIONS OF ENTRY TO THE ANNUAL SHAREHOLDERS MEETING

Every Shareholder who is entered in the Company's register of Shareholders no later than the third working day preceding the Meeting at 0:00 hr Paris time, regardless of the number of shares they hold, be entitled to attend the Meeting or be represented at the meeting, either by another Shareholder or their spouse acting as proxy, or, for Shareholders who are not French residents, through the intermediary registered by them with the Company, subject to all statutory requirements being fulfilled.

Please let us know **BEFORE MAY 7, 2008** if you intend to be present.
If not, please return to us as soon as possible the enclosed envelope containing a proxy form together with a postal vote form indicating your preferences.


MICHELIN
A better way forward


May 16, 08
Joint Annual
Shareholders

Dear Sir, Dear Madam, Dear Shareholder,

Once again this year, we are calling our Shareholders to meet in a Joint, *Ordinary and Extraordinary General* Meeting.

During the Ordinary Annual Shareholders' Meeting, you will, in particular, be asked to vote on *the 2007 accounts* and on the proposed dividend distribution.

This year's dividend will amount to € 1.6 per share, up 10% vs. dividend paid during the 2006 exercise. This is a renewed message of confidence in the future and the mark that we will pursue our dividend increase policy.

With regards to the ordinary session, you will first have to approve the renewal of Messrs. Benoît POTIER and Pierre MICHELIN's mandates and, secondly the appointment of two new members, Mr. Louis GALLOIS and Mrs. Barbara DALIBARD. Mr. Edouard DE ROYÈRE informed us of his decision to leave his functions as member of the Supervisory board at the end of 2007. I would *like to thank him, in your name, for* his valuable contribution to the Board's operations.

In the Extraordinary session of the Annual Shareholders Meeting, *you will be asked to approve* renewal of a number of financial authorizations aimed at enabling the Company to carry out operations and seize opportunities of arranging financial means tailored to its needs.

You will also be asked to approve capital increase renewal authorizations earmarked for Company and Group companies' employees, in the framework of the Employee Shareholder Plan and for a total amount not to exceed 2% of the current capital.

Finally, you be asked to approve a new authorization aimed at distributing free Company shares to Group's employees.

The General meeting is always an important moment and opportunity to highlight some new aspects of your Company, its results as well as its strategy and prospects. We hope that, once again, many of you will answer this invitation.

Sincerely,

Michel ROLLIER

→ ITEMS ON AGENDA

May 16, 08
Joint Annual
Shareholders

Managing Partners' Report
Supervisory Board Report

→ The Ordinary Shareholders Meeting

- Statutory Auditors' Reports on the Company's financial statements and consolidated accounts for financial year 2007 and Statutory Auditors' Special Report on the agreements governed by Article L 226-10 of the French Commercial Code
- Approval of the Company's financial statements for financial year 2007 and on the transactions reflected herein
- Appropriation of result for financial year 2007
- Approval of the consolidated accounts for financial year 2007
- Renewal of the term of two Supervisory Board members
- Appointment of two Supervisory Board Members
- Authorization given to the Company to trade in its own shares under a share buyback program
- Bond issues

→ Items within the competence of the Extraordinary Shareholders Meeting

- Statutory Auditors' Special Reports
- Delegation of authority to the Managing Partners to increase the Company's capital by the issuance of ordinary shares or securities giving access to capital, with Shareholders' pre-emptive subscription rights being maintained
- Delegation of authority to the Managing Partners to increase the Company's capital by the issuance of ordinary shares or securities giving access to capital, with Shareholder's pre-emptive subscription rights being canceled and creation of a priority period
- Authorization given to the Managing Partners to increase the amount of shares to be issued in case of surplus demand within the framework of capital increases
- Authorization given to the Managing Partners to determine the issuing price of ordinary shares or any other securities giving access to capital, in the event of the cancellation of the Shareholders' pre-emptive subscription rights
- Authorization given to the Managing Partners to increase the Company's capital through the incorporation of reserves
- Authorization given to the Managing Partners to increase the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares to remunerate share contributions in the event of public exchange offerings or contributions in kind
- Authorization given to the Managing Partners to issue securities giving entitlement to debt instruments that do not give access to capital
- Authorization given to the Managing Partners to grant free new or existing shares reserved to Company and Group subsidiary employees
- Capital increases reserved to employees having subscribed a Group Savings Scheme
- Capping of the global capital increases and of the debt security or instrument issues giving or not access to the capital.

→ BRIEF SUMMARY

May 16, 08
Joint Annual
Shareholders

→ Overview

2007 operating margin before non-recurring items significantly improved, up 1.6 point at 9.8% [1].

More than EUR 430 million free cash flow, sharply up versus 2006.

Net income up 35% year-on-year to EUR 772 million.

- Sustained sales volume growth: +3.2%.
- Significant restructuring charges: EUR 326 million.
- Gearing down substantially: posting a *19-point improvement at 70%.*

The Group's gross margin posted further substantial progress, up 1 point to 29.9%, due in particular to better valorization of its products and to productivity gains. The combination of these *factors together* with further structure cost savings pushed the operating margin before non recurring items up 1.6 point to 9.8%. Excluding one-off EUR 74 million expenses in connection with impact of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, operating margin before non-recurring income and expenses would have reached 10.2%, *up 2 points year-on-year. Net income* was up approximately 35% despite EUR 326 million non-recurring expenses in connection with important restructuring activities announced and/or conducted during the reporting period.

→ Detailed Review of 2007 Operations and Results

2007 TIRE MARKET CHANGES

	Europe	North America	South America	Asia	Africa / Middle East	Total
Original Equipment Passenger Car/ Light ruck	+4.5%	-1.8%	+20%	+8.1%	+3.4%	+5.0%
Replacement Passenger Car/Light Truck	-1.6%	+3.0%	+3.3%	+2.8%	+3.3%	+1.4%
Original Equipment Truck**	+18.6%*	-32.0%	+27.3%	+14.9%	-0.5%	-1.4%
Replacement Truck**	+2.8%*	-2.0%	+14.8%	+11.4%	+5.4%	+5.8%

* Excluding Russia. ** Radial only.

Europe :

Passenger Car and Light Truck

- After two rather lean years, a strong **original equipment** tire market rebound occurred, underpinned by an improvement in sales performance *recorded* by most European carmakers;
- **Replacement**: the vigorous Eastern Europe market (up +5.8%) growth *could* not fully offset the - 3.6% decline recorded in Western Europe, owing, in particular, to a drop in winter tire sales.

Truck and Bus

- **Original equipment** markets were up sharply, *accelerating in the 3rd and 4th* quarters 2007: demand was particularly strong in Eastern Europe (+50%), and in Germany and Spain. High truck export levels to other regions further fueled market growth;
- **Replacement** markets were globally *trending up, but slackened slightly* toward the year-end. Eastern European markets posted a sharp growth of nearly 9%.

[1] 10.2% excluding EUR 74 million one-off expenses in connection with application of the new French Social Security Law (loi de financement de la Sécurité Sociale) 2008 relative to end-of-career compensation, voted in December 2007.


May 16, 08
Joint Annual
Shareholders

North America:

Passenger Car and Light Truck

- Although recovering somewhat toward the end of the year, the **original equipment** tire market remained weak in 2007, *reflecting the difficulties generally faced by North America's automotive industry;*
- **Replacement** market growth was comparable in the United States, Canada and Mexico; the segment mix was further enriched despite the growing market share of Asian imports.

Truck and Bus

- The sharp decline of **original equipment** tire markets recorded in the first half of 2007 (-24.6%) in fact accelerated in the second half as demand was dampened by the poor economic environment;
- The **replacement** market was *depressed for the second straight year* with weak freight due to a bearish environment and poor visibility. Note that demand for Asian tire imports clearly slumped.

Asia:

Passenger Car and Light Truck

The region posted overall growth, *although trends varied from country to* country:

- in Japan, demand was down almost 5% as the winter season was mediocre,
- further sustained growth recorded in China and India, up +20% and +10% respectively, reflected a fast increase in *living standards.*

Truck and Bus

Radial tire markets were fast expanding throughout the region, reflecting dynamic local economies; Japan was a different case with slightly declining demand.

South America posted high growth in both the truck and the original equipment passenger car *and light truck* markets, driven by a dynamic agri-foods sector and much wider access to bank loans.

In Africa and the Middle East, demand posted healthy trends, particularly in the Gulf countries, Turkey and South Africa.

→ Michelin performance

Consolidated Group net sales rose 3.0% year-on-year (+6.5% at constant exchange rates):

+3.2% strongly positive **volume** effect

- Very satisfactory increase in Passenger Car and Light Truck tire sales volume in 2007, after several years of modest *growth; in the Replacement segment,* all regions posted substantial growth; the sales performance was particularly strong in Africa and the Middle East.
- Benefiting from rather supportive markets, Truck tire sales volumes posted sharp progress; the Group consolidated its commercial performance in a dramatically declining North American market.
- Specialty tire sales volumes recorded strong growth across all segments.

The **price-mix** effect remained a high +3.2% at constant exchange rates

- There was a stronger impact at the beginning of 2007 due to price increases at the end of 2006. In contrast, the 4th quarter 2007 impact was weaker as the bulk of price increases had occurred in the 4th quarter 2006.
- Note, however, that the *price increases* passed in the Passenger car and Light truck original equipment segment were not sufficient to fully offset the successive raw material price increases recorded in the last four years.
- Further enrichment of the brand and *segment mixes.*

-3.3% strongly negative impact of **exchange rates**

- -8.3% (U.S. dollar), -8.5% (Mexican peso) and -9.4% (Japanese yen) depreciation versus the euro at average rates.

Group operating margin before non-recurring items was 9.8%, up 1.6 point year-on-year.

At EUR 1,645 million, operating income before non-recurring items rose 22.9%.

The EUR 307 million improvement in operating income before non-recurring items breaks down as follows:

- EUR +200 million reflecting sales volume increase;
- EUR +548 million resulting from a sustained strong price mix effect;
- EUR -217 million exchange rate impact, chiefly due to the depreciation of the U.S. dollar versus the euro;
- EUR -82 million additional expenses, chiefly accounted for by an EUR 74 million one-off expenses under the new French Social Security Law adopted at the end of 2007; the Group's productivity gains enabled it to nearly offset payroll inflation, a controlled increase in selling expenses as well as a number of one-off expenses arising from implementation of the Group's competitiveness plan;
- EUR -142 million resulting from external cost inflation, including EUR 72 million for raw materials alone and EUR 32 million for energy and transportation.


May 16, 08
Joint Annual
Shareholders

Net income up a sharp 34.7% to EUR 772 million.

The EUR 199 million year-on-year net income increase mainly resulted from the following changes:

- +EUR 307 million improvement of operating income before non-recurring items;
- an additional EUR 106 million restructuring charge versus 2006 with respect to EUR 326 million booked in 2007 under the following plans:
  - EUR 62 million for the specialization of the Ota plant,
  - the Group's Competitiveness Plan:
    - → EUR 120 million in France
    - → EUR 144 million in Spain.

This amount compares with EUR 220 million last year, with respect to:

- → the closing of the BFGoodrich plant in Kitchener, Canada
- → wind up of industrial operations at the Port Harcourt plant, Nigeria;

- net financial expenses were up EUR 84 *million* after the Group recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA Peugeot-Citroën.
- A *lower income* tax (EUR -70 million), significantly reducing the Group's average tax rate, resulting in particular from recognition of an EUR 39 million tax credit for financial year 2007 in Poland.

At EUR 433 million, free cash flow rose significantly by more than EUR 470 million, reflecting:

- EBITDA[1] up significantly: EUR +259 million globally in line with improved operating income before non-recurring items;
- the sharp improvement in working capital requirement which enabled a positive contribution to free cash flow
  - Very substantial improvement in inventory levels with year-on-year inventory growth reduced by half (EUR +132 million versus EUR +252 million in 2006) through *further supply chain management* improvements;
  - Very positive contribution of change in net trade receivables: down EUR 229 million in 2007, compared to a EUR 61 million increase in 2006. This improvement, which resulted in particular from tighter monitoring of settlement terms, was all the more notable as it was achieved in the context of a 3% increase in net sales for the reporting period
- EUR +200 million additional investment cash flow utilization:
  - acquisition of Oliver Rubber in the United States for approximately EUR 50 million;
  - in 2006 the *Group benefited from* an increase in its financial investment cash flow after it collected EUR 139 million from the sale of its holding in PSA Peugeot Citroën.

At EUR 1,340 million, the Group's capital expenditure (Gross Property, Plant & Equipment and intangible investments) was slightly down versus 2006.

The Group further strengthened its financial structure: Gearing reached 70% for the reporting period, posting a 19-point improvement versus December 31, 2006

- Net debt EUR -464 million, including:
  - → EUR -433 million: positive free cash flow;
  - → EUR +215 million dividends paid in May 2007;
  - → EUR -107 million: negative impact on debt of currency conversion, in particular due to U.S. dollar depreciation versus the euro year-on-year *(-10.7%) between year-end 2006* and year-end 2007;
  - → EUR -97 million: for the equity component of the OCEANE bond issue *in March 2007 (convertible* in, or exchangeable for new or existing shares) which is the difference between:
    - the net EUR 694 million cash amount collected and
    - the value discounted at market rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.
  - → EUR -55 million: reduction in put option commitments to certain minority shareholders in Group subsidiaries.

[1] Earnings Before Interest, Tax, Depreciation and Amortization.


May 16, 08
Joint Annual
Shareholders

→ Segment Information

	Net Sales			Operating income before non-recurring items		Operating Margin before non-recurring items	
	2007			2007		2007	2006
	(in EUR million)	as a % of total	2007 / 2006	(in EUR million)	as a % of total		
RS1 (Passenger Car and Light Tuck & Related Distribution)	9,041	54%	+0.6%	830	50%	9.2%	8.2%
RS2 (Truck & Related Distribution)	5,639	33%	+4.1%	427	26%	7.6%	6.6%
RS3 (Specialty Businesses)	2,187	13%	+10.7%	388	24%	17.8%	12.4%
Group	16,867	100%	+3.0%	1,645	100%	9.8%	8.2%

Passenger Car and Light truck tires & related distribution (RS1:) benefiting from further mix enrichment and streamlined production costs, operating margin before non-recurring items rose 1.0 point versus 2006 at 9.2%.

This good performance was achieved thanks to:
- a very satisfactory increase in tire sales volume, after several years of modest growth;
- a very favorable price effect resulting from the full impact in 2007 of the price increases implemented throughout 2006;
- further significant brand and segment mix enrichment. The Michelin brand further strengthened its positions in the world's largest markets; at the same time, the Group further leveraged the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- fairly stable raw material costs versus 2006;
- streamlined production costs (excluding the impact of raw materials), resulting mainly from productivity gains.

This should be seen in the light of:

- mixed performance in North America with some concern with supply chain tensions;
- weak winter sales campaign in Europe and Japan;
- strongly negative currency impact.

Truck tire & related distribution (SR2): at 7.6%, operating margin was up 1.0 point, driven by strong sales volume and significant unit sales price increases.

This improvement was due to:

- strong sales volume growth throughout the world except for North America, where Michelin further strengthened its positions in depressed markets. Note Michelin's strong performance in China;
- the continued highly favorable price effect, resulting from the multiple price increases implemented in 2006 and in the first half 2007 in almost all regions;

Nevertheless:
- the currency impact adversely affected the segment's profitability.

Note that the Group's industrial capacity was stretched and it was not always able to fully satisfy demand.

Specialty Operations (RS3): at 17.8% versus 12.4% in 2006, operating margin posted a further substantial increase

- Specialty operations took place in *globally supportive environments*, with the notable exception of the construction industry in the United States, down 25% year-on-year.

- Michelin strengthened its positions in most markets, thanks to:
  - a tailored product offering with acknowledged customer benefits
  - enhanced supply chain performance.

- The price increases passed in 2006 and 2007 translated into substantial unit price increases.

- The segment also enjoyed increased profitability through its industrial capacity rationalization process.


May 16, 08
Joint Annual
Shareholders

→ Outlook for 2008

- Michelin expects tire markets to be driven by the dynamics of the emerging countries.

2008 Estimated Tire Market Trends	Europe	North America	South America	Asia	Africa Middle East	Total
Passenger Car/Light Truck Original Equipment	+1%	-4.5%	+3%	+8%	+14%	+1.5%
Passenger Car/Light Truck Replacement	+1.5%	+1%	+4%	+5%	+4%	+3%
Original Equipment Truck**	+9%*	-0.5%	+14%	+15%	+4%	+8.5%
Replacement Truck**	+2%*	-4%	+6%	+8%	+4%	+3.5%

* Excluding Russia. ** Radial only

- Moreover, for the full year 2008, the further price increase in natural rubber and oil derivatives (used in tire manufacturing) recorded in the second half 2007 could translate into an estimated EUR 200 million additional burden at current exchange rates.
- Against this background, Michelin will pursue its pricing policy aimed at offsetting the negative impact of raw material cost increases and will continue its drive to improve competitiveness *through productivity* gains and streamlined structure costs.

In these conditions, and provided there is no sharp deterioration in the trading environment, Michelin's net sales and operating income before non-recurring items should post further progress in 2008.

→ Compagnie Générale des Etablissements Michelin

The Financial Statements of the Company for financial year 2007 show a profit of EUR 277.5 million up EUR 52.4 million on 2006 which amounted to EUR 225.1 million.

Operating income was up EUR 72.6 million to EUR 166.4 million versus EUR 93.8 million in 2006. This reflects an EUR 10 million increase in royalties paid by subsidiaries and *an EUR 62 million reduction in* Operating Expenses, mainly related to a reduction in research and racing expenses invoiced to the Company.

Net interest and other investment income were down EUR 19.4 million. This change is the combined result of the following factors:

- EUR +35.4 million increase in income from subsidiaries;
- EUR +22 million net increase in interest income;
- the impact of provision charges for shares in the subsidiaries, translating in 2007 into an EUR -55 million charge (versus EUR +26 million in 2006). This increase mainly resulted from the impact of the decision of the Company's ViaMichelin subsidiary to stop developing new GPS devices.

These different items are reflected in the change in Income from Ordinary Activities which amounted to EUR 278 million versus EUR 224.8 million in 2006.

Finally, CGEM's income tax amounted to EUR 2.9 million.

Note that the share capital structure was changed through creation of 346,851 shares – for a total amount in capital and issue premium of EUR 13,764,252 – following exercise of share subscription options during 2007.

In the debt structure, the increase in long-term commitments resulted from the Oceane (convertible or exchangeable for new or existing shares) bond issue of Compagnie Générale des Etablissements Michelin. The bondholders may, at any time, request the conversion into, (or exchange) of their bonds for, *Compagnie Générale des* Etablissements Michelin shares. Subject to certain conditions, from March 21, 2011, the Company will be entitled to redeem *all of the bonds then outstanding*.

→ LIST OF RESOLUTIONS


May 16, 08
Joint Annual
Shareholders

→ Ordinary resolutions

Proposed Resolutions:

1st resolution: Approval of financial statements for financial year 2007

2nd resolution: Appropriation of result for financial year 2007

3rd resolution: Approval of the consolidated accounts for financial year 200.

4th resolution: Statutory Auditors' Special Report on Regulated Agreements

5th resolution: Renewal of the term of a Supervisory Board member

6th resolution: Renewal of the term of a Supervisory Board member

7th resolution: Appointment of a Supervisory Board member

8th resolution: Appointment of a Supervisory Board member

9th resolution: Renewal of the share buyback program

10th resolution: Bond issues

- The purpose of the first two resolutions is to review and approve financial year 2007 corporate accounts and appropriation of profits.

Shareholders are invited to approve the operations reflected in the Company's income statement and balance sheet submitted, and to decide on the appropriation of the EUR 277,547,730.64 profit.

After allocation of the statutory reserve in an amount of EUR 69,370.20 equal to one tenth of current equity and after deduction of the General Partners' statutory share, or EUR 7,718,000, the EUR 269,760,360.44 balance, plus retained earnings of EUR 241,845,315.52 amounts to a total of EUR 511,605,675.96 available for distribution to the Shareholders.

Based on this balance, we ask the Shareholders to approve an EUR 1.60 dividend distribution per share for financial year 2007, up 10.6% versus financial year 2006.

If approved, the dividend would be paid on May 23, 2008.

For reference purposes, we note the following data for the previous two financial years:

(IFRS accounts)	2007	2006
Net assets per share	36.7	32.6
Basic	5.32	3.95
Diluted	5.22	3.94
PER	14.8	18.4
Dividend per share	1.60	1.45
Dividend (payout) ratio	30.1%	36.7%
Dividend yield	2.0%	2.0%

- The purpose of the third resolution is to review and approve financial year 2007 consolidated accounts, which shows a net profit of EUR 771,819,952.32.

The Shareholder's Guide sent to each Shareholder along with the notice of meeting presents an analysis of consolidated accounts and the changes compared to the previous year.

Moreover, the Annual Report is available on www.michelin.com/corporate in the *Finance* section and can be also be mailed to Shareholders on request.

- The 4th resolution concerns the Statutory Auditors' special report on regulated agreements

The law requires that the auditors submit a report to the Annual Shareholders Meeting, setting out those regulated agreements entered into during the previous financial year between the Company and any of its Managing Partners, members of the Supervisory Board or any Shareholder holding more than 10% of the voting rights.

This special report on regulated agreements notes that no such agreement was made during 2007.


May 16, 08
Joint Annual
Shareholders

- The purpose of the fifth resolution is to renew the term of Mr Benoît Potier, Supervisory Board member since 2003.

- The purpose of the sixth resolution is to renew the term of Mr Pierre Michelin, Supervisory Board member since 1998.

- The purpose of the seventh resolution concerns the appointment of Mr. Louis GALLOIS, in his capacity as new Supervisory Board Member. Mr. Louis GALLOIS is currently Chief Executive Officer of EADS. Before this he was Co-Chief Executive Officer of EADS and President and CEO of Airbus, Chairman of SNCF (French railways) and occupied a number of functions in the aeronautics industry, including Chief Executive Officer of SNECMA, and later of Aérospatiale, and in France's Economics and Finance Ministry, in the Research and Industry Ministry and the Ministry of Defense.

- The eighth resolution concerns the appointment of Mrs. Barbara DALIBARD in her capacity as Supervisory Board Member. Mrs Barbara DALIBARD is currently Member of Groupe France Télécom's General Management Committee in charge of the Enterprise Communication Services and President and Chief Executive Officer of EQUANT. Her previous positions included sales management at EQUANT and, prior to this, at groupe Alcatel.

- The ninth resolution concerns renewal of the authorization for the Company to trade in its own shares. This renewal is for a period of eighteen months, on the following basis: EUR 100.00 maximum purchase price and EUR 60.00 minimum selling price.
  This authorization would replace that granted for the same purpose by the Annual Shareholders Meeting of May 11, 2007, it being understood that it was not used in 2007 and that no liquidity contract with an investment service provider has been concluded by the Company to this date.

- The tenth resolution concerns bond issues for a maximum amount of EUR 1 billion (€ 1,000,000,000); this authorization would replace the authorization granted for the same purpose by the *Annual Shareholders* Meeting of May 12, 2006, which was not used.

→ Extraordinary resolutions

Proposed Resolutions:

Except for the 18th resolution, which is new, resolutions 11 to 20 concern renewal, in identical or similar terms, of the delegation of powers in financial matters, granted to the *Managing* Partners by the Joint Annual Shareholders' Meeting of May 12, 2006, aimed at enabling the Company to carry out the following operations:

11th resolution: Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with pre-emptive subscription rights being maintained.

12th resolution: Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with pre-emptive subscription rights being canceled and creation of a priority period.

13th resolution: Authorization given to the Managing Partners to increase the amount of shares to be issued in case of surplus demand within the framework of capital increases *pursuant to the 11th* and 12th resolutions.

14th *resolution:* *Authorization given* to the Managing Partners to determine the issuing price of ordinary shares or any other securities giving access to capital, in the event of cancellation of the Shareholders' pre-emptive subscription rights, capped at 10% per financial year of the Company's capital.

15th resolution: Capital increase through incorporation of reserve, profits, issue premium or contribution premium.

16th resolution: Authorization given to the Managing Partners to increase the *Company's capital* by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contributions in kind.

17th resolution: Issuance of securities giving access to debt instruments that do not give access to capital.

18th resolution: *Granting of free new or* existing shares reserved to Company and Group subsidiary employees.

19th resolution: Capital increases reserved to employees having subscribed a Group Savings Scheme.

20th resolution: Capping the global amount:
- capital increases under the, 11th, 12th and 16th resolutions,
- issuance of bond issues and debt securities and instruments giving or not access to capital under the 10th, 11th, 12th and 17th resolutions.

(Please refer to pages 23 and 24 of this notice for a table summarizing these delegations and their respective terms)


May 16, 08
Joint Annual
Shareholders

- The eleventh resolution concerns increases of the Company's capital by the issuance of ordinary shares or securities giving access to capital (such as bonds convertible into shares and share option plans), with pre-emptive subscription rights being maintained for the Shareholders. The total nominal amount of these increases would be capped at one hundred million euros (€ 100,000,000), or 35% of current issued capital, and that for securities giving access to capital, either immediately or over a certain lapse of time, would be capped at one billion euros (€ 1,000,000,000). This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The twelfth resolution concerns increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital, with pre-emptive subscription rights being canceled *and creation of a priority* period, set by the Managing Partners, for the benefit of the Shareholders. Pursuant to applicable regulations, the share issue price should be at least equal to the weighted average of the *first prices quoted in the last three* Stock Exchange days prior to the day when the price was fixed, reduced, as the case may be, by *maximum* 5% statutory below par rating. The total nominal amount of these capital increases would *be capped at fifty seven million* euros (€ 57,000,000), or 20% of current issued capital, and that for securities *giving access to capital, either immediately* or over a certain lapse of time, would be capped at seven hundred billion euros (€ 700,000,000). This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The thirteenth resolution concerns the authorization given to the Managing Partners to increase the amount of shares to be issued in case of surplus demand within the framework of capital increases pursuant to the 11th and 12th resolutions. The increase in the number of shares would be capped at 15% of the initial issue and the price would be the price fixed for the issue, within the limit of ceilings respectively set forth in the above 11th and 12th resolutions. This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The fourteenth resolution concerns the authorization given to the Mana*ging Partners to determine* the issuing price of ordinary shares or any other securities giving access to capital, in the event of the cancellation of the Shareholders' pre-emptive subscription rights, capped at 10% per finan*cial year* of the Company's capital.

The issue price would then correspond to:
- either the weighted average share price over a maximum period of six months prior to the issue price fixation date,
- or the average weighted price of the trading day prior to the issue price fixation date

reduced, as the case may be, in both cases, by a maximum 5% below par rate. This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The purpose of the fifteenth resolution is to increase the Company's capital by a maximum nominal amount of eighty million euros (€ 80,000,000) through the incorporation of reserves, issue premiums or contribution premiums. This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The sixteenth resolution concerns the increases of the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contributions in kind. The amount of such capital increases, capped at 10% of the Company's capital in the case of the contributions in kind, would be included in the global ceiling under the 12th resolution. This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.

- The seventeenth resolution concerns issuance of securities giving access to debt instruments that do not give access to capital (such as subordinated securities having an undetermined term), capped at EUR 1 billion euros (€ 1,000,000,000). This authorization supersedes the corresponding resolution adopted for the same purpose by the Joint Shareholders Meeting of May 12, 2006.


May 16, 08
Joint Annual
Shareholders

- The purpose of the eighteenth resolution is to grant free new or existing shares reserved to individual beneficiaries or classes of beneficiaries, Company executives and personnel members of its French and foreign subsidiaries, for which the Managing Partners would select the beneficiaries or class of beneficiaries, the number of shares granted to each one of them or to each class of them and the terms and criteria of granting; it being understood that the number of shares to be allocated under this authorization would be capped at 0.5% of current issued capital on the date of the decision.
  The allocation of such shares to their beneficiaries would become final *either after a minimum* holding period of two years (the beneficiaries would then be bound to retain their shares for a minimum of two years following the final granting date) or after a minimum four-year acquisition period (without minimum holding period); it being understood that the Managing Partners will be able to elect one or the other option and to use both alternatively or *simultaneously*.
  This new resolution would enable the Managing Partners to carry out prudent and selective free share allocations, chiefly targeted at the Group companies non-manager employees, in order to secure even stronger commitment on the part of teams to attaining the Group's economic objectives.

- The purpose of the nineteenth resolution is the capital increases that would be reserved to the Company's and Group subsidiary employees having subscribed a Group Savings *Scheme, capped to six million euros* (€ 6,000,000) that is 2% of the Company's current issued capital, which is the same ceiling as that granted by the Joint Annual Shareholders' Meeting of May 12, 2006.

- The twentieth resolution concerns the setting of an overall limit:

- of one hundred million euros (€ 100,000,000) nominal amount for the capital increases authorized under *resolutions 11, 12 and 16.*
- and of 2 billion euros (€ 2,000,000,000) for issuance of bond and debt securities *and instruments* giving or not access to capital under the 10th, 11th, 12th and 17th resolutions.

The term of these authorizations would be 26 months starting from this Annual Shareholders Meeting, except for the authorization to grant free new or existing shares which would be 38 months from the same date.

SUMMARY OF THE AUTHORIZATIONS PROPOSED TO THE JOINT SHAREHOLDERS MEETING OF MAY 16, 2008

Issues with pre-emptive rights

Securities concerned	*Resolution* n°	Term of the authorization (expiry)	Maximum number *of issues on the basis* of a EUR 65 price (in euros)	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	11th	26 months (July 2010)	*3.25 billion (ordinary shares)* *1 billion* (3) *(securities giving access to capital)*	100 million (1)(2) or 35% of current issued capital
Capital increase through incorporation of reserves	15th	26 months (July 2010)	2.6 billion	80 million

(1) EUR 100 *million capping of global nominal* amount of capital increase for operations authorized under the 11th, 12th and 16th resolutions (20th resolution)

(2) Amount that can be raised by a maximum of 15% in the event of excess demand and subject to the respective ceilings set in the 11th and 12th resolutions (13th resolution)

(3) *Capping of the global nominal amount of* EUR 2 *billion for all bond issues and debt* securities and instruments giving access to capital or not, authorized by the 10th, 11th, 12th and 17th resolutions (20th resolution)

Issues without pre-emptive rights

Securities concerned	Resolution n°	Term of the authorization (expiry)	Maximum number of issues on the basis of a EUR 65 price *(in euros)*	Maximum nominal amount of capital increase in euros
Capital increase (ordinary shares and securities giving access to capital)	12th	26 months *(July 2010)*	*2.34 billion (ordinary shares)* *700 million* (4) *(securities giving access to capital)*	57 million (1)(2)(3) or 20% of current issued capital
Capital increase (ordinary shares) *to remunerate share contributions* in the event of public exchange offerings or contributions in kind	16th	*26 months* (July 2010)	2,34 billion	*72 million* (5)

(1) EUR 100 million capping of global nominal amount of capital increase for operations authorized under the 11th, 12th and 16th resolutions (20th resolution)

(2) Amount that can be raised by a maximum of 15% in the event of excess demand and subject to the respective *ceilings set in the* 11th *and* 12th resolutions (13th resolution)

(3) With the authorization to determine the issuing price of ordinary shares, capped at 10% of the Company's capital per year (14th resolution)

(4) Capping of the global nominal amount of EUR 2 billion for all bond issues and debt securities and instruments giving access to capital or not, authorized by the 10th, 11th, 12th and 17th resolutions (20th resolution)

(5) Amount to be included in the calculation of the overall maximum amount authorized under the above 12th resolution


May 16, 08
Joint Annual
Shareholders

Issues reserved to employees

Securities concerned	Resolution n°	Term of the authorization (expiry)	Limitations
Free share allocations	18th	38 months (July 2011)	maximum 0.5% of capital
Capital increase	19th	26 months (July 2010)	capped at 2% of current issued capital

Debt instruments not giving access to capital / bond issues

Securities concerned	Resolution n°	Term of the authorization (expiry)	Maximum nominal amount of issue (in euros)
Bond issues	10th	26 months (July 2010)	1 billion(1)
Issuance of securities giving entitlement to debt instruments that do not give access to capital	17th	26 months (July 2010)	1 billion(1)

(1) Capping of the global nominal amount of EUR 2 billion for all bond issues and debt securities and instrument giving access to capital or not, authorized by the 10th, 11th, 12th and 17th resolutions (20th resolution)

Share buyback program

Securities concerned	Resolution n°	Term of the authorization (expiry)	Limitations
Actions	9th	18 months (November 2009)	Statutory limit of 10% of the capital Maximum buying price: € 100 Minimum selling price: € 60

→ Additional information concerning the appointment of two new Supervisory Board members proposed at the Annual Shareholders Meeting

MR LOUIS GALLOIS

Born
on January 26, 1944 in Montauban (82000)

French **national**

Current functions:
Chief Executive Officer of EADS NV
Member of EADS NV's Executive Committee
Member and Chairman of EADS France's Directors' Committee
Member and Chairman of Airbus SAS's Directors' Committee
Member of Dassault Aviation's Board of Directors
Member of École Centrale des Arts et Manufactures' Board of Directors
Chairman of the Fondation Villette-Entreprises

Other functions held over the last 5 years:
Member of Thales' Board of Directors
Chairman of SNCF (French national railway)
Co-Chief Executive Officer of EADS NV
President and CEO of Airbus

Number of Company shares held: 0

MRS BARBARA DALIBARD

Born
on May 23, 1958 at Suresnes (92150)

French **national**

Current functions:
Member of Groupe France Télécom's General Management Committee in charge of the Enterprise Communication Services
President and Chief Executive Officer of EQUANT

Other functions held over the last 5 years:
Member of Globecast Holding's Board of Directors
Member of Transpact's Board of Directors
Chairman of the Supervisory Board of ENV International NV
Chairman of the Board of Directors of Orange Communications Luxembourg
Member of Orange Distribution's Board of Directors

Number of Company shares held: 0

→ ORDINARY RESOLUTIONS


May 16, 08
Joint Annual
Shareholders

FIRST RESOLUTION

Approval of financial statements for financial year 2007

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, hereby approves the financial statements for the financial year 2007 which show a profit of EUR 277,547,730.64.

The Shareholders Meeting hereby approves the transactions reflected in the financial statements and reports, in particular, and to the extent necessary, those affecting the various reserve accounts.

SECOND RESOLUTION

Appropriation of the result for financial year 2007

Upon recommendation by the Managing Partners and as approved by the Supervisory Board,

The Annual Shareholders Meeting, in consideration of a profit for the year of	**€ 277,547,730.64**
The legal reserve fund equal to one-tenth of the share capital, being	**€ 69,370.20**
And the General Partners' statutory share being equal to	**€ 7,718,000.00**
Resulting in a balance of	**€ 269,760,360.44**
Augmented by profits brought forward of	**€ 241,845,315.52**
Amounting to a distributable sum of	**€ 511,605,675.96**

→ Hereby rules as follows:

I - To distribute a total amount of **€ 230,398,670.40** which will allow the payment of a dividend of **EUR 1.60** per share.

The detachment of the right to dividend will take place on May 20, 2008, date on which the shares will be negotiated ex-right to the 2007 dividend.

If approved, the dividend would be paid on May 23, 2008.
Note that the proposed dividend is eligible to a 40% abatement to which individuals domiciled in France are entitled.

Dividends paid in respect of the three preceding financial years are shown in the following table:

Financial year	Dividends Distributed (EUR)	Dividend per share
2004	179,233,781.25	1.25
2005	193,573,293.75	1.35
2006	208,295,861.11	1.45

II - To apply the balance of **EUR 281,207,005.56** to the «Carry forward» account.

THIRD RESOLUTION

Approval of the consolidated accounts for financial year 2007

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, hereby approves the consolidated accounts for financial year 2007 and the profit recorded therein of EUR 771,819,952.32.

FOURTH RESOLUTION

Regulated Agreements

The Annual Shareholders Meeting, being apprised of the Special Auditors' Report on regulated agreements pursuant to article L 226-10 of the French Commercial Code, hereby approves said reports and duly records that there are no such agreements to be submitted for approval.

FIFTH RESOLUTION

Renewal of a Member of the Supervisory Board's mandate

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Supervisory Board Report, re-appoints Mr Benoît POTIER as Member of the Supervisory Board, for a term of five years, until the completion of the Shareholders Meeting to be held in 2013 to decide upon the financial statements of financial year 2012.


May 16, 08
Joint Annual
Shareholders

SIXTH RESOLUTION

Renewal of a Member of the Supervisory Board's mandate

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Supervisory Board Report, re-appoints Mr Pierre MICHELIN as Member of the Supervisory Board, for *a term of five years, until the completion* of the Shareholders Meeting to be held in 2013 to decide upon the financial statements of financial year 2012.

SEVENTH RESOLUTION

Appointment of a Member of the Supervisory Board

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Supervisory Board Report, appoints Mr Louis GALLOIS as Member of the Supervisory Board, for a term of five years, until the completion of the Shareholders Meeting to be held in 2013 to decide upon the financial statements of financial year 2012.

EIGHTH RESOLUTION

Appointment of a Member of the Supervisory Board

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Supervisory Board Report, appoints Ms Barbara DALIBARD *as Member of the Supervisory Board, for* a term of five years, until the completion of the Shareholders Meeting to be held in 2013 to decide upon the financial statements of financial year 2012.

NINTH RESOLUTION

Authorization for the Company to trade in its own shares as part of a share buyback program

The Shareholders Meeting, being apprised of the Managing Partners' Report and of the Supervisory Board's Report and of the Description of the share buyback program on the Règlement général de l'Autorité des marchés financiers (AMF),

Authorizes the Company to trade in its own shares, pursuant to article *L 225-209 of the French Commercial* Code, and sets:

- the maximum purchase price shall be EUR 100
- the minimum selling price shall be EUR 60
- the number of shares purchased shall not exceed 10% of the total number of equity shares, or a maximum amount *of EUR 1,439,991,600*
- the term of this authorization shall be 18 months starting from the present date.

In the event of a capital increase by way of incorporation of reserves and the allotment of free shares, or in the event of a share split or share combination, the above prices shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of shares composing the capital before and after the operation *concerned.*

This authorization allows the Company to use the possibilities to trade in its own shares provided by the applicable provisions of law for the following purposes:

- The regularization of the Stock Market share price or share liquidity by an investment services provider *under a* liquidity contract drafted in accordance with the ethical practices charter adopted by AMF;
- their allocation to the Company and Group companies employees pursuant to applicable the legal provisions, especially concerning stock option calls and free allocation of existing shares, and in the event of share contributions to operations reserved to employees;
- to grant shares upon calling of rights attached to marketable securities giving *access to the Company's capital;*
- their custody, transfer, exchange or contribution as settlement as part of external growth operations;the shares may be bought one or more times, at any time, on the OTC (over-the-counter) market or otherwise, by all means in accordance with the regulations in force and, in particular, by block trades, options or use of *any derivative instruments.*

To the foregoing effect, the Shareholders Meeting delegates to the Managing Partners, or to anyone of them, all authority to conclude all contracts, to effect all declarations and formalities and, generally, to do all things that will be useful and necessary for the implementation of decisions to be taken pursuant to this authorization.

This authorization renders null and void any previous authorization to the same effect.

TENTH RESOLUTION

Bond issues

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Report of the Supervisory Board,

→ Authorizes one or several bond issues for a total nominal of EUR 1 billion or the equivalent in any other currency;

→ *The Annual Shareholders Meeting* gives the Managing Partners, or one of them, all the necessary powers to carry out the bond issues and to fix their terms and conditions.

This authorization shall be for 26 months starting from the date of the present Meeting and cancels all previous delegations to the same purpose.

⇨ EXTRAORDINARY RESOLUTIONS

May 16, 08
Joint Annual Shareholders

ELEVENTH RESOLUTION

Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with pre-emptive subscription rights being maintained

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and *ruling* under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

→ Gives the General Partners, or one of them, the ability to decide on one or several capital increases, by issuing, *in France or abroad, ordinary shares or* securities giving access by all means, immediately and/or after a certain lapse of time, to the Company's ordinary shares, these securities can be denominated in foreign currencies or in whatever basket of currencies.

The term of this delegation shall be 26 months starting from the date of the present Meeting.

→ Hereby rules as follows:

- that the total amount of capital increases that could be carried out immediately and/or over a certain lapse of time, cannot be in excess of one hundred million euros (EUR 100,000,000), or 35% of current issued capital, an amount to which will be added, as the case may be, the nominal amount of surplus shares to be issued in order to protect, as required by law, security holders' interests giving right to the allocation or the *subscription of* shares,
- the nominal amount of debt securities giving access, immediately and/or over *a certain lapse of time*, to Company shares that could be issued pursuant to this delegation, cannot exceed one billion euros (EUR 1,000,000,000) or *its equivalent in any other currency or* basket of currencies,
- that the Shareholders have, in proportion to the amount of shares held, a pre-emptive subscription right, as the case may be, for any shares and/or share equivalents not taken up by other Shareholders, ordinary shares and securities that could be issued according to the present delegation,
- that if the issue is not taken up in full by Shareholders exercising their pre-emptive rights as described above, the Managing Partners will be able to offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

→ Notes that the present delegation cancels all previous delegations to the same purpose.

TWELFTH RESOLUTION

Increase of the Company's capital by the issuance of ordinary shares or securities giving access to capital with pre-emptive subscription rights being canceled and creation of a priority period)

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having *taken due note of the consent* of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

Gives the General Partners, or one of them, the ability to decide on one or several capital increases, by issuing, in France or abroad, ordinary shares or securities giving access by all means, immediately and/or after a certain lapse of time, to the Company's ordinary shares, these securities can be denominated in foreign currencies or in whatever basket of currencies.

The term of this delegation shall be 26 months starting from the date of the present Meeting.

→ *Hereby rules as follows:*

- that the total amount of capital increases that can be carried out immediately and/ *or over a* certain lapse of time, cannot be in excess of forty-three million euros (EUR 57,000,000), or 20% of current issued capital,


May 16, 08
Joint Annual
Shareholders

- the nominal amount of debt securities giving access, immediately and/ or over a certain lapse of time, to Company shares that could be issued pursuant to this delegation, cannot exceed seven hundred million euros (EUR 700,000,000) or its equivalent in any other currency or basket of currencies,
- *to cancel the Shareholders' pre-emptive* subscription right to these debt securities that will be issued according to the law, to establish a priority period to the benefit of Shareholders, *pursuant to article* L 225-135 of Code du Commerce and to grant the Managing Partners, pursuant to article L 225-135 of Code du Commerce, the power to establish the duration of said priority period,
- that the share issue price will be at least equal to the weighted average of the first prices quoted in the last three Stock Exchange days prior to the day when the price was fixed, reduced, as the case may be, by maximum 5% statutory below par rating.

→ Notes that the present delegation cancels all previous delegations to the same purpose.

THIRTEENTH RESOLUTION

Authorization given to the Managing Partners to increase the amount of shares to be issued in case of surplus demand within the framework of *capital increases* pursuant to the 11th and 12th resolutions

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

Grants the Managing Partners, or one of them, delegation to raise the amount of ordinary shares to be issued in the event of a capital increase with or without pre-emptive pre-emptive subscription rights within thirty days of the end of subscription, within the limit of 15% of the initial issue and at the same price than that fixed for the issue, within the limit of ceilings respectively set forth in the above eleventh and twelfth resolutions,

The term of this delegation shall be 26 months starting from the date of the present Meeting.

FOURTEENTH RESOLUTION

Authorization given to the Managing Partners to determine the issuing price of ordinary shares or any other securities giving access to capital, in *the event of the cancellation* of the Shareholders' pre-emptive subscription rights, capped at 10% per financial year of the Company's capital

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General *Partners, and ruling* under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

Authorizes the Managing Partners, or one of them, pursuant to article L 225-136 of the French Commercial Code, for each issue decided under the tenth resolution above, capped at 10% of issued capital, over a twelve-month period, to depart form the price fixing conditions set forth in the twelfth resolution and to fix the issue price of ordinary shares and/or securities to be issued, without pre-emptive subscription rights, pursuant to one of the two following options:

- weighted average share price over a maximum period of six months prior to the issue price fixation date,
- weighted average share price of the trading day preceding the issue price fixation date, reduced, as the case may be, in both cases, by a maximum 5% below par rate.

The term of this delegation shall be 26 months starting from the date of the present Meeting.

FIFTEENTH RESOLUTION

Capital increase through incorporation of reserves

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the Report of Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Ordinary Shareholders Meetings,

→ Grants the Managing Partners, or one of them, delegation to make one or several issued capital increases, through incorporation of a maximum amount of eighty million euros (EUR 80,000,000), of reserves, profits, issue or contribution premiums, through free share allocations or increase in the par value of existing shares or a combination of the two.

The term of this delegation shall be 26 months starting from the date of the present Meeting.

→ Notes that the present delegation cancels all previous delegations to the same purpose.


May 16, 08
Joint Annual
Shareholders

SIXTEENTH RESOLUTION

Authorization given to the Managing Partners to increase the Company's capital by issuing, without pre-emptive subscription rights, ordinary shares used to remunerate share contributions in the event of public exchange offerings or contributions in kind

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

→ Grants the *Managing Partners*, or one of them, delegation to issue ordinary shares:

- used to *remunerate share* contributions to the Company in the event of public exchange offerings pursuant to provisions of article L.225-148 of the French Commercial Code,
- based on a report from the Commissaire aux apports (non-cash contributions auditor) and capped to 10% of the Company's issued capital, to remunerate *contributions in kind to the* Company made up of equity capital or securities giving access to capital, should the provisions of article L.225-148 of the French Commercial Code not apply.

In all circumstances, all capital increases carried out by virtue of this authorization will be included in the calculation of the overall maximum amount authorized under the above twelfth resolution.

The term of this delegation shall be 26 months starting from the date of the present Meeting.

→ Notes that the present delegation cancels all previous delegations to the same purpose.

SEVENTEENTH RESOLUTION

Issuance of securities giving access to debt instruments that do not give *access to capital*

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

→ Authorizes the Managing Partners, or one of them, to make one or several issue(s), within the limit of a maximum nominal amount of one billion euros (EUR 1,000,000,000), all securities giving right to the allocation, immediately and/or over a certain lapse of time, of debt instruments that do not give access to capital, denominated either in euros, in foreign currencies or in any basket of currencies.

The term of this delegation shall be 26 *months starting from* the date of the present Meeting.

→ Notes that the present delegation cancels all previous delegations to the same purpose.

EIGHTEENTH RESOLUTION

Authorization given for 38 months to the Managing Partners to grant *free new or existing shares* reserved to Company and Group subsidiary employees

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

→ authorizes the Managing Partners or one of them, as per provisions of articles L 225-197-1 and following of the French Commercial Code, to grant free new or existing shares in one or several operations to the beneficiaries of their choice selected from among the *Company's employees and the Related* Company employees as defined by article L 225-197-2 of French Commercial Code, excluding Company Managing Partners, as per the terms hereafter;

→ decides that the existing or new shares to be granted under this authorization will be capped at 0.5% of current issued capital on the date of the decision to grant them by the Managing Partners or one of them;


May 16, 08
Joint Annual
Shareholders

→ decides that the allocation of said shares to their beneficiaries will become final either:

- after a minimum holding period of two years, meaning that the beneficiaries would then be bound to retain their shares for a minimum of two years following the final granting date, or
- for all or part of the share allocation, after a minimum four-year acquisition period and in this case, there would be no minimum holding period;

it being understood that the Managing Partners will be able to elect one or the other option and to use both alternatively or simultaneously, and, in both cases may increase the acquisition period, as well as, in the first case, increase the retention period and, in the second case, set a retention period;

→ decides that the allocation of such shares to their beneficiaries would become final before expiry of the above acquisition periods in the event of invalidity of the beneficiaries pertaining to the second or third category referred to in article L 341-4 of the French social security Code and that said shares will be freely transferable in the event of invalidity of the beneficiaries pertaining to the above categories of the French social security Code;

→ notes that in the event of granting of new shares, this authorization shall result, as and when said shares are finally allocated, in an increase in capital by incorporation of reserves, profits or share premiums for the benefit of the beneficiaries of said shares and correlated waving by the shareholders to the benefit of the beneficiaries of said shares of their pre-emptive share subscription rights;

→ grants to the Managing Partners, or to anyone of them, all powers, within the above limitations and the legal regulations, to:

- determine the identity of the beneficiaries, or of the class or classes of beneficiaries, of the share allocations and of the number of shares granted to each one of them;
- set the terms, and as the case may be, the criteria of share allocations;
- provide for a provisional suspension of allocation rights pursuant to applicable law and regulations;
- note the final allocation dates from which the shares will be freely transferable, pursuant to this resolution and to legal restrictions;
- register the free shares so granted in an account in the bearers' names, with mention, as the case may be, of the unavailability and its term, and to wave the unavailability in any circumstance in which this resolution or applicable regulations would enable the unavailability to be waved;
- provide for the ability to adjust the number of free share allocations during the acquisition period so as to preserve the beneficiaries' rights in the event of operations on the Company's capital; and
- generally, to do all things that will be useful or necessary for the implementation of decisions to be taken pursuant to this authorization, undertake all steps and formalities for custody and advertising, declare the final completion of the capital increases and amend the bylaws accordingly.

The term of this authorization shall be thirty eight months starting from the date of the present Meeting.

NINETEENTH RESOLUTION

Capital increases reserved to employees having subscribed a Group Savings Scheme

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report, the Auditors' Report and the Report of the Supervisory Board, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

→ Grants the Managing Partners, or one of them, as per the provisions of articles L 443-1 and following of the French Labor Code and articles L 225-129-6 paragraph 1 and L 225-138-1 of the French Commercial Code, to make one or several increase(s) of the Company's issued capital, by issuing new shares reserved to the Company's and French or foreign companies' employees as defined by article L 225- 180 of the French Commercial Code and article L.444-3 of the French Labor Code.

→ Hereby rules as follows:

- to cancel the Shareholders' pre-emptive subscription rights to shares issued according to the present delegation to the benefit of these employees,
- to cap to six million euros (EUR 6,000,000), or 2% of current issued capital, the total nominal amount of capital increases allowed under this delegation;


May 16, 08
Joint Annual
Shareholders

- that the subscription price(s) shall be set by the Managing Partners pursuant to article L.443-5 of the French Labor Code, calculated on the weighted average of the first prices quoted in the last twenty on Stock Exchange days prior to the day when the price *was fixed reduced by maximum* 20% statutory below par rating. The Managing Partners will be able to reduce or wave the below par rating so granted, if they deem it necessary, in particular to take into account, inter alia, of the legal, accounting, tax and social rules applicable in the countries of residence of the employees having subscribed a savings scheme who are eligible for the capital increase.
- that the Managing Partners may also, pursuant to article L. 443-5 of the French Labor Code, decide the free allocation of existing or new shares, under the contribution or the statutory below par rating pursuant to article L. 443-7 of the French Labor Code.
- That the Managing Partners will have all powers, including that of delegating or sub-delegating, in accordance with applicable laws and regulations, to implement this resolution and in particular to set the terms and conditions of these operations and set the dates and terms of the share issues to be made by virtue of this authorization, determine the subscription starting and closing dates, ownership dates, share issuance terms, granting of additional term to pay the shares, file for the listing of the new shares wherever deemed appropriate, to declare the final completion of the capital increases for the amount of shares actually subscribed, undertake or delegate the undertaking to an authorized representative, for all the steps and formalities in connection with capital increases, and, at their full discretion, if deemed appropriate, charge the capital increase costs to the amount of the premiums relating to these capital increases, and withdraw from such amount the sum required to raise the statutory reserve to one tenth of the new capital after each increase.

This authorization does not substitute itself for the resolution taken for the same purpose by the Joint Shareholders Meeting of May 12, 2006.
The term of this delegation shall be 26 months starting from the date of the present Meeting.

TWENTIETH RESOLUTION

Capping of the global nominal amount of capital increases and bond or debt issues

The Annual Shareholders Meeting, being apprised of the Managing Partners' Report and the *Report of the Supervisory Board*, having taken due note of the consent of each of the General Partners, and ruling under the applicable quorum and majority conditions for Extraordinary Shareholders Meetings,

Decides to set at:

- one hundred million euros (EUR 100,000,000) the maximum nominal amount of immediate or future capital increases liable to be issued pursuant to the above 11th, 12th and 16th resolutions, it being understood that this nominal amount will **be increased by the nominal amount of shares to be issued to preserve the interests of holders of rights for allocation or subscription to other securities, as the case may be;**
- **Two billion euros (EUR 2,000,000,000) or its equivalent in any other currency or basket of currencies, the maximum nominal amount of all bond issues and debt securities and instruments, giving** access to capital or not, liable to be issued pursuant to the above tenth, eleventh, twelfth and seventeenth resolutions.

STATUTORY AUDITORS' SPECIAL REPORT ON OPERATIONS CONCERNING CAPITAL

(Eleventh, Twelfth, Thirteenth, Fourteenth, Sixteenth, Seventeenth and Twentieth Resolutions)

Joint Shareholders Meeting of May 16, 2008

This is a free translation into English Language of the statutory auditors' special report on operations concerning capital issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of Statutory Auditors of Compagnie Générale des Etablissements Michelin and in accordance with the obligations placed upon us by Articles L.225-135, L.225-136 and L.228-92 of the French Commercial Code, we have prepared the present report on the proposal to delegate to your Managing Partners capacity to conduct different ordinary share and security issues:

On the basis of their Report, your Managing Partners are seeking your authorization:
- to delegate to them for a period of 26 months, the capacity to and set the final terms and conduct the following issues and propose, as the case may be, to cancel your pre-emptive share subscription rights:
  - issuance of ordinary shares or securities giving access to capital with Shareholders' pre-emptive subscription rights being maintained (Eleventh Resolution),
  - issuance of ordinary shares or securities giving access to capital with Shareholders' pre-emptive subscription rights being cancelled and creation of a priority period (Twelfth Resolution),
  - issuance, without pre-emptive subscription rights, of ordinary shares to remunerate share contributions in the event of public exchange offerings or contributions in kind (Sixteenth Resolution),
  - issuance of securities giving entitlement to debt instruments that do not give access to capital (Seventeenth Resolution).
- to authorize the above by virtue of the Fourteenth Resolution, and, in the framework of implementation of the delegation object of the Twelfth Resolution, to set the issue price, with the legal annual cap of 10% of the current issued capital.

The global nominal amount of capital increases that could be carried out immediately and/or over a certain period of time cannot be in excess of one hundred million euros (EUR 100,000,000) under the Eleventh Resolution, fifty seven million euros (EUR 57,000,000) under the Twelfth and Sixteenth Resolutions and 10% of current issued capital to remunerate contributions in kind to the Company under the Sixteenth Resolution, the overall nominal amount of these capital increases cannot be in excess of one hundred million euros (EUR 100,000,000).
The maximum nominal amount of debt securities to be issued cannot be in excess of one billion euros (EUR 1,000,000,000) under the Eleventh and Seventeenth Resolutions and seven hundred million euros (EUR 700,000,000) under the Twelfth Resolution.
The global nominal amount of these capital increases, included the one related to bonds (Tenth Resolution) cannot be in excess of two billion euros (EUR 2,000,000,000).
The number of shares to be issued in the framework of implementation of the delegation object of the Eleventh and Twelfth Resolutions may be raised by 15% subject to the provisions of the Thirteenth Resolution.

By virtue of Articles R.225-113, R.225-114 and R.225-117 of the French Commercial Code, your Managing Partners are bound to prepare a report. Our responsibility is to express an opinion on the fairness of the data drawn from the financial statements, on the proposal to cancel your pre-emptive subscription rights and on some other information contained in this Report concerning these operations.
We carried out our procedures in accordance with French auditing standards. These standards require us to carry out procedures and examine the contents of your Managing Partners' report concerning the terms for determining the issue price of the contemplated share issue.

Subject to subsequent examination of the terms of the issues that may be carried out, we have no comment to make on the terms for determining the new capital issue price as stated in the report of your Managing Partners under the Twelfth Resolution.
In addition, as the report does not indicate the terms for setting the issue price of the share issue contemplated under the Eleventh and Sixteenth Resolutions, we do not express an opinion on the choice of criteria used to calculate the issue price.
Because the issue price has not been set, we do not express an opinion on the final terms under which the capital increase would be carried out, or on the proposal to cancel your pre-emptive subscription rights under the Twelfth and Sixteenth Resolutions.
Because the final terms of issuance of securities giving entitlement to debt instruments that do not give access to capital (Seventeenth Resolution) have not been set, we do not express an opinion on the final terms under which the issue would be carried out.

In accordance with Article R.225-116 of the French commercial Code, we will issue a further report, if applicable, when your Managing Partners prevail themselves of your authorization to issue ordinary shares with subscription rights being cancelled or securities giving access to capital and/or of debt instruments that do not give access to capital.

Neuilly-sur-Seine and Paris, February 11, 2008

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' REPORT ON THE FREE ALLOCATION OF NEW OR EXISTING SHARES TO GROUP EMPLOYEES
(Eighteenth Resolution)

Joint Shareholders meeting of may 16, 2008

This is a free translation into English Language of the statutory auditors' special report on the free allocation of new or existing shares to Group employes issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of Statutory Auditors of Compagnie Générale des Etablissements Michelin and in accordance with the obligations placed upon us by Article L. 225-197-1 of the French Commercial Code, we have prepared the present report on the granting of free existing or new shares, in one of several operations, to the Company's employees other than Managing Partners, and to employees of its related entities as defined in Article L. 225-197-2 of the French Commercial Code.

Your Managing Partners are seeking your authorization to grant free new or existing shares. It is the responsibility of the Managing Partners to prepare a report on the reasons for such an operation. Our responsibility is to express an opinion on the information communicated to you on such proposed operation.

In the absence of any professional standards applicable to this type of operation which is provided for by laws adopted in December 2004 and December 2006, we carried out the procedures we deemed necessary. The procedures consisted in checking, in particular, that the contemplated conditions and the data reported by the Managing Partners comply with applicable laws.

We have no comment to make on the information reported by your Managing Partners concerning the proposed allocation of free shares.

Neuilly-sur-Seine and Paris, February 11, 2008

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

STATUTORY AUDITORS' SPECIAL REPORT OF THE CAPITAL INCREASE WITH CANCELLATION OF THE PRE-EMPTIVE SUBSCRIPTION RIGHT, RESERVED FOR COMPANY AND GROUP SUBSIDIARIES EMPLOYEES
(Nineteenth resolution)

Joint Shareholders meeting of may 16, 2008

This is a free translation into English Language of the statutory auditors' special report on the capital increase with cancellation of the pre-emptive subscription right, reserved for company and group subsidiaries employees issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of Statutory Auditors of Compagnie Générale des Etablissements Michelin and in accordance with the obligations placed upon us by Article L.225-135 and following of the French Commercial Code, we have prepared the present Report on the project to delegate to your Managing Partners capacity to conduct a capital increase reserved to employees participating in a Company Savings Plan and to employees of the Company or Group subsidiaries as defined by Article L.225-180 of the French Commercial Code and by Article L.444-3 of the French Labor Code,. The maximum amount of the proposed capital increase is EUR 6,000,000.

This capital increase project is subject to your approval pursuant to Articles L.225-129-6 of the French Commercial Code and Article L.443-5 of the French Labor Code.

Your Managing Partners , on the basis of their report, are proposing that you delegate to them, for a period of 26 months, capacity to set the terms of this transaction under one or several capital increase(s) and also that you cancel your pre-emptive subscription rights. As the case may be, they will set the final conditions for this operation.

By virtue of Articles R.225-113 and R.225-114 of the French Commercial Code, your Managing Partners are bound to prepare a report. Our responsibility is to express an opinion on the fairness of the data drawn from the financial statements, on the proposal to cancel your pre-emptive subscription rights and on some other information contained in this Report concerning the issue.

We carried out the procedures in accordance with French auditing standards. These standards require us to carry out procedures and examine the contents of your Managing Partners report concerning the terms for determining the issue price of the contemplated share issue.

Subject to subsequent examination of the terms of the proposed capital increase, we have no comment to make on the terms for determining the issue price as stated in the report of your Managing Partners.

Because the issue price has not yet been set, we do not express an opinion on final terms under which the capital increase would be carried out, or on the proposal to cancel your pre-emptive subscription rights.

In accordance with Article R.225-116 of the French Commercial Code, we will issue a further report, if applicable, when your Managing Partners prevail themselves of your authorization.

Neuilly-sur-Seine and Paris, February 11, 2008

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

FIVE-YEAR KEY FIGURES AND RATIOS


May 16, 08
Joint Annual
Shareholders

	2003	2004	2005	2006	2007
I - Shareholders equity at year-end					
a) Common stock	286,774,050	286,774,050	286,775,250	287,304,636	287,998,338
b) Number of common shares outstanding	143,387,025	143,387,025	143,387,625	143,652,318	143,999,169
c) Number of non-voting preferred shares outstanding	--	--	--	--	--
d) Maximum number of future shares to be created	--	--	--	--	--
II - Results of operations					
a) Net revenues	349,657,871.00	358,973,808.26	394,642,982.30	419,120,580.51	429,237,593.81
b) Income before tax, depreciation, amortization and provision expenses	171,879,396.33	232,415,973.57	196,470,258.86	252,768,399.13	336,793,391.81
c) Income tax	4,304,116.00	27,222,094.00	11,225,190.00	192,999.00	2,938,016.00
d) Employee profit-sharing	--	--	--	--	--
e) Net income	178,237,815.34	295,151,971.68	270,156,351.29	225,095,285.33	277,547,730.64
III - Per share data					
a) Earnings per share before tax, after depreciation amortization and provision expenses	1.17	1.43	1.29	1.76	2.32
b) Earnings per share	1.24	2.06	1.88	1.57	1.93
c) Dividend per share	0.93	1.25	1.35	1.45	1.60
IV - Employee data					
a) Average number of employees	36	31	30	29	29
b) Total payroll	1,224,689.86	1,135,963.43	1,068,495.48	1,113,338.52	1,956,082.01
c) Total benefits	498,850.08	461,065.13	410,152.95	379,481.63	692,839.80

COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN

Headquarters office located at 12, cours Sablon - 63040 Clermont-Ferrand Cedex 9 - France
Telephone: +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership limited by shares with capital of € 287,998,338
855 200 887 RCS (corporate and trade register) Clermont-Ferrand - France

Design: W & Cie - Production and Printing: fusion F14324 - Tel. +33 473 73 25 25 - certified


MICHELIN
A better way forward

PRESS RELEASE
Clermont-Ferrand, April 28, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Financial information for the first quarter to March 31, 2008

Michelin announces EUR 4.1 billion net sales (- 2.6% year-on-year at current exchange rates, though up + 2.9% at constant exchange rates)

- **Sales volumes up + 1.1%, limited by the general decline of European and North American replacement markets, where the Group has a large footprint;**
- **+ 1.7% positive price mix, which does not yet integrate the multiple price increases implemented at the end of the first quarter or announced for the beginning of the second quarter;**
- **Sharply negative - 5.3% impact of currency fluctuations.**

During the first quarter 2008, Michelin's trading environment was less supportive than initially anticipated. Most of the mature countries' tire **markets** were down, except for Europe's Original Truck Tire market which remained strong. This trend resulted from a weak trading environment that weighed on overall market morale. By contrast, the emerging countries' markets posted very satisfactory growth, in both Passenger Car Light Truck and Truck tire segments, reflecting the dynamism of the region's economies and higher living standards.
Note that first quarter 2007 sales volumes had been sharply up (+ 4.9%), and so the first quarter 2008 performance appears to be relatively good.

The increase in **raw material** costs continued throughout the quarter and included oil byproducts as well as natural rubber. In light of recent raw material price trends, the Group now expects its additional cost burden for 2008 versus 2007 to amount to EUR 600 million at constant exchange rates (EUR 200 million at current exchange rates). This is a substantial increase compared with the EUR 175 million increase recorded in 2007 at constant exchange rates versus 2006. To deal with this situation, Michelin is intent on pursuing its pricing policy aimed at offsetting external cost inflation. Accordingly, a number of new price increases have been announced.

In this environment, Michelin estimates that it should post moderate net sales growth and that its operating income before non-recurring items should approach the 2007 level.

The Group will pursue its Horizon 2010 drive to streamline costs and make productivity gains in order to strengthen its competitiveness.


MICHELIN
A better way forward

(in EUR million)	1st Quarter 2008	
Net Sales	**4,091 (- 2.6% / Q1 2007)**	
Change at constant exchange rates	**+ 2.9%**	
Net Sales	***Total change* Q1 2008 / Q1 2007**	
	(€m)	**Total %**
Net sales	**- 109**	**- 2.6%**
of which Volumes	**+ 47**	**+ 1.1%**
Price/mix	**+ 74**	**+ 1.7%**
Currency	**- 230**	**- 5.3%**


MICHELIN
A better way forward

1. Tire Market Trends

First quarter 2008 year-on-year change

	Europe	North America	Asia	South America	Africa/ Middle East
Passenger Car & Light Truck Original Equipment	+ 1%	- 11%	+ 13%	+ 17%	+ 14%
Passenger Car & Light Truck Replacement	- 3%	- 2%	+ 7%	+ 1%	+ 3%
Truck Original Equipment*	+ 8%	- 29%	+ 12%	+ 14%	+ 3%
Truck Replacement*	- 4.5%	- 1%	+ 5%	+ 21%	+ 5%

* Radial only

In Europe,

- In a trading period that was two to three days shorter **Passenger Car and Light Truck Replacement** first quarter 2008 markets were sharply down year-on-year. Another dampening effect on reporting period market growth was a late start to the summer season due to wintry weather in March. Trends varied dramatically, however, in the two main reporting regions of the continent with Western countries down more than 6% overall, versus 7% growth recorded on the Eastern front. In the Western markets, Germany (-14.6%) and France (-7.4%) experienced the greatest declines. All Eastern countries posted strong growth.

  Segment mix was further enriched: the entry (S & T) tire segments were down more than 5% at the end of March, and the high performance V & Z (+ 2.5%) and SUV (+ 4.6%) segments grew strongly.

- The **Truck Replacement** markets recorded a bearish first quarter overall: a sharp decline of - 9.1% in Central Europe and - 6.8% in Western Europe, but a substantial + 30% growth in Russia. Note that the same markets had posted strong growth during the first quarter 2007 versus the same period in 2006, creating an unfavorable basis effect. Large international fleets have recorded a drop in road freight activity and a continuous increase in operating expenses (fuel prices, motorway tax in Germany, etc.).

- **Original Equipment Passenger Car and Light Truck** markets posted moderate year-on-year growth, again thanks to the dynamism of Eastern Europe-based original equipment manufacturers.

- In the **Truck Original Equipment** market, the power unit segment, although still up a strong +10.6%, was slowed by supply problems, particularly for axle parts, affecting the production of several OEMs. The quarter's change was mainly driven by sustained Eastern European OEM business performance and exports.

  In the trailer segment, the market posted more subdued growth: + 3.5% year-on-year.

In North America,

- The **Passenger Car and Light Truck Replacement** markets declined 2% for the region as a whole in the first quarter 2008, and 3% in the United States. After a resilient first two months of the year despite a difficult economic environment and high fuel prices, demand was particularly weak in March (down 9.5% year-on-year).

  High-performance and SUV-driven market enrichment continued, with both segments up nearly 9% and 2% respectively.


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- **Radial Truck Tire Replacement (new tires)** markets were soft (- 1%) year-on-year for the region as a whole: although the goods transportation activity was stable or even slightly healthier than last year, the market suffered from a bearish, wait-and-see mood.

  The tire **Retread** market was up again.

- The sharp decline of the **Passenger Car and Light Truck Original Equipment** market mirrored the cautious attitude of North American households confronted with the short-term evolution of their income in a weak economic environment.

- The **Truck Original Equipment** markets slumped 29% year-on-year. No tangible sign of recovery was noted: the main road freight industry players are waiting for improved visibility of their business prospects before they either renew or increase their fleets.

Other Regions

- **Asia's Passenger Car and Light Truck Tire Replacement** markets were trending up in most countries of the region including Japan, a market that was boosted by early purchases ahead of implementation of price increases. The **Original Equipment** market remained buoyant (+12.7%).

  The radial **Truck Original Equipment** and **Replacement** tire markets posted no slowdown. Markets posted further dynamic growth everywhere except for Japan (penalized by an unsupportive economic environment) and Australia (affected by entry into force of new environmental standards in early 2008).

- In **South America**, the **Passenger Car and Light Truck Replacement** market posted moderate growth; the **Original Equipment** tire market posted further vigorous growth, reflecting dynamic local economies.

  The **Truck tire markets**, in both the **Replacement** (+ 21%) and **Original Equipment** (+ 14%) segments, were still driven mainly by the dynamism of the *agrifoods business.*

Key Changes in the Specialty Tire Markets

- **Earthmover:** in a globally supportive environment except for the construction industry in North America, the gradual increase in tire manufacturing capacity still falls short of strong demand from the mining and cement industries.

- **Agricultural:** driven by increasingly profitable agricultural operations, tire replacement and original equipment demand in both European and North American markets rose year-on-year. The growth was particularly spectacular in the lead tractor segment.

- **Two-Wheel:** except for North America, the main motorcycle tire markets posted a good start of the year, especially the European replacement markets.

- **Aircraft:** demand remained high across market segments, especially radial, where the imbalance between supply and demand remained sharp.

2.


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Michelin Group Net Sales Change

2.1 Overview

First quarter 2008 net sales were down 2.6% year-on-year.

This change resulted from the following factors:

- **+ 1.1 % positive volume impact,** thanks to a good commercial performance with the light vehicle manufacturers and to the passenger car and light truck replacement markets in the emerging zones. Truck tire replacement sales volumes also increased substantially except in Europe, due to difficult markets. Finally, Specialty tire businesses posted further sustained growth.

- **+ 1.7 % positive price/mix effect,** resulting mainly from full impact of the price increases implemented in 2007, particularly in the Truck tire segment; the latest price increases announced by the Group, some of which are effective after March 31, 2008, have only had a limited effect on Michelin's first quarter net sales increase. While the brand and segment mixes were further enriched, this was partly offset by unfavorable market (Original Equipment / Replacement) and geographic mixes.

- **The strong - 5.3 % negative currency impact** resulted mainly from the depreciation relative to the euro of the U.S. dollar (- 12.5%), the Pound Sterling (- 11.5%) and the Mexican peso (- 10.8%).

2.2 Breakdown of Net Sales by Reporting Segment

Net sales in EUR million	1st Quarter 2008	1st Quarter 2007	% Change
Passenger Car and Light Truck and Related Distribution (RS1)	**2,157**	**2,251**	**- 4.2%**
Truck and Related Distribution (RS2)	**1,327**	**1,359**	**- 2.3%**
Specialty businesses[1] (RS3)	**607**	**590**	**+ 3.0%**
Group Total	**4,091**	**4,200**	**- 2.6%**

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

2.2.1 Passenger Car and Light Truck and Related Distribution (RS1)

In Europe,

The Group's **Replacement** sales performance was satisfactory in sharply declining markets. The Group performed well in Eastern Europe. The price increases announced at the beginning of the year have had no impact on the first quarter income as they become effective beginning in April or May, depending on the country.
The brand mix enrichment was driven by good Michelin brand sales performance.

The relative performance of Michelin's integrated distribution was affected by the fact that the networks operate in the Western European markets almost exclusively.

Michelin's **Original Equipment** sales outperformed the market, with growth driven by size mix enrichment and by the success of the Group's latest low rolling resistance tire offerings.


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In North America,

Group **Replacement** sales were globally in line with the market, especially in the United States. The Group strengthened its positions in Mexico.

Average unit selling prices rose, mainly underpinned by mix enrichment. The price increase effective March 3, 2008 will produce its effects in the coming months.

In the **Original Equipment** segment, the Group also outperformed the market as Michelin is well positioned on commercially successful vehicles.

In Asia, **Replacement** sales volumes were in line with favorable market trends. Unit selling prices improved substantially mainly as a result of brand and segment mix enrichment: Michelin brand sales in China continued to trend up.

In South America, Michelin's **Replacement** positions were strengthened overall, particularly in the Spanish-speaking countries.

2.2.2 Truck and Related Distribution (RS2)

In Europe,

In the **Replacement** segment, the Group retained its positions, particularly in Russia, where Michelin tire sales are in line with high local demand.

The unit selling prices were pushed up by the increases implemented at the end of the first quarter 2007; on the other hand, the recent increases announced by the Group as a response to the latest round of raw material price increases will only begin to produce an effect in the second quarter with greater impact in the second half of the year.

Michelin Fleet Solutions, the Group's tire and service offering to the larger fleets, recorded new commercial success in the United Kingdom with 300,000 trucks under contract. This approach enables Michelin to leverage the quality of its products and its competitive edge.

In the **Original Equipment** segment, sales volumes were slightly lower than market levels.

In North America,

Against a background of continuously declining **Replacement** markets, Michelin further consolidated its positions. This fine sales performance reflected a combination of acknowledged superior products (Michelin X One tire sales were up again sharply), combined with excellent service offering, mainly targeted at the larger truck fleets.

Unit sales prices were up sharply through a combination of the 2007 price increases producing their full effect and early 2008 price increases beginning to impact income.

In the buoyant tire **Retread** market, the Group maintained its positions.

In **Original Equipment**, the Group's sales were slightly below market level: it lightly trimmed its very strong positions.


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In Asia,

Group **Original Equipment** and **Replacement** sales grew sharply, in line with market trends. Record sales were achieved in China, where the Group continues to grow at a sustained pace. The ASEAN member countries also experienced particularly supportive trends. Japan and the Pacific Rim, on the other hand, were hit by a less supportive trading environment.

Retread business posted double-digit growth.

In South America,

In buoyant markets, Group sales in both **Original Equipment** and **Replacement** were lagging demand slightly, as a result of production capacity constraints.

2.2.3 Specialty Businesses (RS3)

Earthmover: in markets globally trending up year-on-year, sales volumes increased significantly. The impact of commissioning additional capacities to produce very large tires was substantial. Despite the negative impact of currencies and thanks to the price increases implemented in 2007 and early 2008 to offset more costly raw materials, sales also increased in value.

Agricultural: in a supportive environment, sales posted substantial increases in both the Original Equipment and Replacement segments. Michelin further strengthened its positions in the lead tractor segment.

Two-Wheel: sales volume was up sharply, particularly in Europe and in the radial tire ranges. Net sales were also up despite a strong negative currency effect.

Aircraft: the combined effect of Group radial and bias production capacity increases and dynamic sales team performance supported strong sales growth, in both volume and value terms.

3.


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Outlook

Estimated full year change in 2008 tire markets versus 2007

The first quarter of 2008 was marked by greater than anticipated slowdown in a number of tire markets.

- **Passenger Car and Light Truck** tire markets
  - **Replacement**: it is too early in the year to conclude that the market decline observed in March in North America reflects a significant slowdown in demand triggered by an economic recession in the United States resulting in new driving patterns. In Europe, the Group expects a modest turnaround and in the emerging areas, demand should continue to trend up (+3% to +6%).
  - **Original Equipment** tire markets: with a dramatic increase in the number of new car owners, the emerging regions are posting strong growth. The OE market will remain flat in Europe and will decline sharply in North America, against the background of an economic slowdown and higher fuel prices.
- **Truck** tire markets
  - **Replacement**: continued dynamic demand should drive 10% or so growth in Asia and South America; for the third year running, replacement markets should decline in North America; they should remain stable in Europe in a rather weak trading environment. Russia should stand out as an exception with substantial increase in demand.
  - **Original Equipment:** very high demand levels should be confirmed worldwide except in North America, where no turnaround is expected before the year end.

	Europe	North America	Asia	South America	Africa/ Middle East
Passenger Car & Light Truck Original Equipment	+ 1%	- 4.5%	+ 9%	+ 10%	+ 14%
Passenger Car & Light Truck Replacement	+ 0.5%	0%	+ 6%	+ 3%	+ 3%
Truck Original Equipment*	+ 9%	- 10%	+ 16%	+ 22%	+ 3%
Truck Replacement*	0%	- 4%	+ 9%	+ 12%	+ 5%

* Radial only

Raw Material Cost Trends

The raw material purchase price increases recorded in the first quarter 2008 substantially outstripped the Group's planned scenario for 2008. All raw material categories were affected:

- **natural rubber** prices further escalated in the first quarter 2008 (+ 22% in US dollars versus the average for 2007). This trend is essentially speculative and similar to that observed for all raw materials. The Group expects this to ease, however, provided there is a combination of a turnaround of the U.S. dollar versus the main world currencies and an oil price reduction;

- the oil byproducts, particularly **carbon black, butyl and synthetic rubber,** are more or less directly impacted by significant oil price increases;

- finally, metal price increases have started pushing up **metal reinforcement** prices beginning in the second quarter.


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New Price Increases in the Replacement Tire Market

In the first quarter 2008, Michelin implemented new replacement tire price increases to offset the rise in external costs:

- in **Europe, Passenger Car and Light Truck** tire prices were increased 3.5% (and as much as 7% and 6% respectively in the United Kingdom and the Community of Independent States), **Truck** tire prices were increased 3.9% in continental Europe (8.7% in the United Kingdom); and **Agricultural** tire prices were increased 2% - 5% depending on brands and ranges (6% - 9% in the United Kingdom). The increases will become effective between March 15 and July 1, 2008 depending on the type of tire and the country.

- in **North America**, a 7% increase was implemented on **Passenger Car and Light Truck** tires distributed in the United States effective March 3, 2008; an increase of up to 8%, effective April 1, 2008, was announced for Michelin and BFGoodrich **Truck** tires and for Michelin Retread Technologies tire treads sold in the United States. Finally, a 3% increase was implemented retroactively from February 1, 2008 to **Earthmover** and industrial equipment tires ordered and pending delivery in the United States and Mexico.

- in **Asia** a 3% - 4% **Truck tire** price increase effective between February 1 and March 1, 2008, was implemented depending on the countries.

New Pricing System for Automaker Customers

In response to soaring oil prices, Michelin has introduced a new tire pricing system for customers in the automobile industry that will clearly distinguish the effects of petroleum-based raw materials from the intrinsic value of Michelin tires. As a result, Michelin will adjust its prices based on a scale indexed to changes in oil prices.
Scheduled to take effect as of April 1, 2008, the new pricing system will be applied to all Passenger Car and Light Truck tires sold to automobile manufacturers worldwide.

In this environment, Michelin estimates that it should post moderate net sales growth and that its operating income before non-recurring items should approach the 2007 level.

The Group will pursue its Horizon 2010 drive to streamline costs and make productivity gains in order to strengthen its competitiveness.

4.


MICHELIN
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First Quarter 2008 Highlights

Successful Launch of the Michelin Energy Saver Tire

Following the Frankfurt Motorshow in September 2007, Michelin showcased the Michelin Energy Saver tire at the International Geneva Motorshow in March 2008. This tire, the fourth generation of the "green" tire family, reduces rolling resistance by a further 20%, therefore delivering a saving of nearly 0.2 liter of fuel per 100 kilometers and a 4 gram saving in CO_2 emissions per kilometer. Attracted by the tire's enhanced environmental performance combined with improved grip and wear resistance, many OEMs including Peugeot, Renault, Mercedes-Benz, Volvo, Fiat and Toyota already have certified the Michelin Energy Saver tire for their new models.

On February 21, 2008, Michelin Energy Saver received the "Tire Technology of the Year" award from a global panel of tire industry experts and professionals including engineers and faculty.

Renewed Light Truck Tire Ranges

The three Michelin, Kleber and BFGoodrich brands enriched their commercial vehicle tire offerings:

- The new Michelin Agilis and Agilis Camping range, which satisfy user requirements for greater safety and cost savings, in professional and tourist applications,
- The Kleber Transpro and Transalp 2 ranges that deliver safety and reliability plus 365 days a year assistance
- And the BFGoodrich Activan and BFGoodrich Activan Winter ranges, the brand's first Light Truck tire offerings, featuring exceptional grip on dry and wet roads as well as on ice and snow.

Truck: New Michelin Fleet Solutions Contract

In February 2008, Michelin and ATS Euromaster signed a three year Michelin Fleet Solutions contract with the U.K.'s largest privately-owned transport company, Eddie Stobard Ltd. Under the contract, Michelin will supply the tires and ATS Euromaster will perform the tire-related services.

Michelin Fleet Solutions is the European leader of integrated tire and service offerings involving overall management of truck fleet tire equipment. MFS' customer portfolio currently includes more than 500 firms in 20 European countries, accounting for some 700,000 tire treads per year.

China's Adoption of the New Michelin X One Tire for their Flagship Public Transportation Market

On March 3, 2008, Michelin showcased its new Michelin X One bus tire at China's International Bus and coach exhibition. Designed to replace the drive axle twin mounts, the tire not only delivers a 130 kg payload gain and greater fuel efficiency but also increases passenger space.

The Michelin X One bus tire was a first in China in its category. The new shuttle bus serving the Beijing airport will be the first to be originally equipped with the tire.

Michelin Quality Receives Caterpillar Award

The Conexpo-Con/Ag International Construction Trade Show held in Las Vegas March 11-14, 2008 saw Michelin's Earthmover Product Line receive a Quality Excellence Certification from Caterpillar. The award is reserved for suppliers having a certified quality system combined with a continuous progress approach encompassing their entire operations, in order to guarantee sustained product quality supplies to their customers.

Michelin's Performance and Responsibility Approach Recognized

In January 2008, the jury of the Eighth Edition of the *Conseil Supérieur de l'Ordre des Experts Comptables* (Statutory Auditors' Association) trophy unanimously chose Michelin as the winner of the Best Sustainable Development Report 2007. Michelin received this award due to its "innovative long-term drive to support sustainable development, an approach whose exemplary nature is recognized by this trophy." The report quality criteria include: relevance, reliability, clarity, comparisons, appropriateness, exhaustiveness, certification, and overall impression.


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ViaMichelin and Navigon GPS Navigation Partners
In January 2008, Michelin and Navigon announced an agreement. The two companies will pool their respective know-how to develop a new range of co-branded portable GPS, to be launched in France in the second quarter 2008.
The ViaMichelin-Navigon products will offer Michelin travel guide as an option and will enjoy convergence with the www.ViaMichelin.com website. Users will be able to plan their trips using site applications and download addresses and routes with a single click of their GPS unit.

New Maps and Guides
Michelin announced a series of new publications for 2008, making Michelin's Maps and Guides Product Line the most comprehensive offering in the tourist publishing market: satellite maps of France featuring new themes, five new *Voyager Pratique* destinations, incredible camping sites, 18 new Green Guides, and a host of other products. Michelin's full publishing contents of Tourist, Hotel and Restaurant guides and of Maps and Atlases are available at www.michelin.fr.

* * *

First quarter information to March 31, 2008 will be commented during a telephone conference in English later today (Monday, April 28, 2008) at 6:30 pm, Paris time (4:30 UT). If you wish to attend, please dial one of the following numbers from 6:20 pm:

- From France 01 72 28 08 88
- From the UK 0203 043 2441
- From the United States 1 866 793 4280
- From anywhere else + 44 203 043 2441

Please refer to the www.michelin.com/corporate website for practical information concerning the telephone conference.

Agenda

The Group will publish its first-half 2008 net sales and results on Wednesday, July 30, 2008 at 8:00 am (Paris time) before the opening of the Paris Bourse.

The Group will publish its 3rd quarter 2008 information on Monday, October 27, 2008 at 5:40pm (Paris time) after the closing of the Paris Bourse.




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Investor Relations	Press Relations
	Fabienne de Brébisson : + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com	
Jacques-Philippe Hollaender +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 jacques-philippe.hollaender@fr.michelin.com	**Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


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SEC Mail
Mail Processing
Section
JUN 09 2008
Washington, DC
106

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on May 2, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,998,338 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2008	2007
From January 1 through March 31	4,091	4,200

PRESS RELEASE

Clermont-Ferrand - May 5, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

The Compagnie Générale des Etablissements Michelin (hereinafter, the "Company") is carrying out a capital increase reserved for the current and former employees of the Company and companies related to it in accordance with the conditions set forth in Article 3344-1 of the French Labor Code (formerly Article L. 444-3) and in Article L. 225-180 of the French Code of Commerce, and who are members of a *plan d'épargne groupe* (or "group savings plan") (the aforementioned Company and companies are hereinafter collectively referred to as the "Group").

The subscription period will take place from May 12, 2008 to May 30, 2008 (inclusive).

ISSUER

Compagnie Générale des Etablissements Michelin
A limited partnership with share capital (*société en commandite par actions*)
Registered offices located at: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme), France
Share capital: €287,998,338
Clermont-Ferrand Trade and Companies Registry number: 855 200 887
Listing: Compartment A – Euronext Paris (France)
Ordinary share with ISIN code: FR0000121261 - ML
Security admitted to the *Service de Règlement Différé* (SRD) (or "Differed Payment Service")


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FRAMEWORK OF THE TRANSACTION

The Shareholders' Meeting of May 16, 2006 delegated its powers to the Managing Partners (*Gérants)* for the purposes of carrying out, on one or more occasions, and within a timeframe not to exceed 26 months, an issuance of new shares reserved for current and former employees of the Group who are members of Michelin's group savings plan (hereinafter, the "Employees"), within the framework of Article L. 225-138-1 of the French Code of Commerce and of Article L. 3331-1 *et seq.* of the French Labor Code (formerly Article L. 443-1 *et seq.*).

In accordance with this delegation of powers and in order to reinforce the existing relationship between the Group and its Employees by giving them the option of being more closely linked to the Group's possible future developments and performances, the Managing Partners (*Gérants)* have decided to carry out a capital increase reserved for the Employees of the Michelin Group.

This capital increase is reserved exclusively for the Employees of the Company and French and foreign companies that are members of the group savings plan (*plan d'épargne groupe Michelin*, hereinafter referred to as the "PEG") and in which the Company holds, directly or indirectly, 50% of the share capital.

SECURITIES OFFERED

Pursuant to the authorization granted by the Shareholders' Meeting of May 16, 2006, the Managing Partners (*Gérants)* have set the maximum nominal amount of the capital increase at €2,400,000 through the issuance of 1,200,000 shares at a par value of €2 each.

On May 5th, 2008, the Managing Partners (*Gérants)* have set the subscription price at € 51.00. This subscription price is equal to 80% of the average of the opening prices of the Michelin share on Euronext Paris during the 20 Paris stock market trading days preceding the date of this release.

The new Michelin shares that will be created shall bear benefit entitlement (*date de jouissance*) as of January 1, 2008.

The admission of the new Michelin shares to trading on Compartment A of Euronext Paris (ISIN code: FR0000121261 - ML) is planned for June 25, 2008, on the same quotation line as that of existing shares.


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SUBSCRIPTION CONDITIONS

Beneficiaries of the reserved capital increase:

The beneficiaries of the reserved capital increase are the employees of the Group companies that have become members of the PEG, irrespective of the type of their employment contract, and who meet a seniority requirement of at least three months at the time of subscription. Retired employees or employees on early retirement who became members of the PEG prior to the end of their employment activities shall remain beneficiaries and, in this capacity, can continue making payments into the PEG provided they have kept assets in the PEG and subject to applicable local law.

Type of capital increase:

This capital increase is undertaken with the elimination of preferential subscription rights, for the benefit of current and former employees who have become members of the PEG of the Michelin Group.

Terms and conditions of subscription

The shares will be subscribed via direct shareholding, except in Colombia and Hungary where they will be subscribed via the intermediary FCPE Bib Invest Relais 2008, approved by the *Autorité des Marchés Financiers* (French securities regulator, hereinafter referred to as the "AMF") on March 28, 2008, under the AMF number 09873. This FCPE is expected to be merged into the FCPE Bib Invest after the completion of the capital increase.

Employer Matching Contribution (*Abondement*):

The employer matching contribution for the subscription of shares or of FCPE units will be as follows:
- from 1 to 3 shares, 75% of the subscription price is paid by the employer;
- from 4 to 6 shares, 50% of the subscription price is paid by the employer;
- from 7 to 9 shares, 25% of the subscription price is paid by the employer.

In Germany and Italy, specific rules regarding the employer matching contribution apply, which differ from the ones presented above.


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Voting rights:

The Employees who subscribe via direct shareholding will exercise their voting rights individually at Michelin's shareholders' meetings. The voting rights attached to the shares subscribed via the FCPE Bib Invest Relais 2008 will be exercised at Michelin's shareholders' meetings by the FCPE's supervisory board.

Subscription limits:

The Employee must subscribe to at least one share either directly or via the FCPE Bib Invest Relais 2008.

The total amount of shares subscribed by the Employees, either directly or via the FCPE Bib Invest Relais 2008, shall not exceed 10% of their gross annual remuneration.

Furthermore, such amount, taken together with all other payments made with the framework of their Company's and/or the Group's *Plan d'Épargne* over the year, shall not exceed 25 % of their gross annual remuneration.

Lock-up applicable to the Michelin shares:

Pursuant to Article 3332-25 of the French Labor Code (formerly Article L. 443-6), the Employees who have subscribed either directly or via the FCPE Bib Invest Relais 2008 must conserve their shares or FCPE units for a lock-up period of five years (*i.e.*, until July 1, 2013), except in the event of an early exit event.

Terms and conditions of payment for the shares:

In France, the subscribed shares may be paid either:

- in cash via a one-time withdrawal from the employee's monthly salary (to take place at the end of July) or by cheque (only for retired employees and employees on early retirement);

- in 12 monthly installments withdrawn from the employee's monthly salary beginning at the end of July 2008.

Outside of France, specific terms and conditions for payment may be decided locally.


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Reduction of subscription requests:

If at the end of the subscription period, the subscription requests from all of the Employees (regardless of whether they are requests via direct shareholding or via an FCPE) are higher than the number of shares offered, a reduction will be carried out according to the following provisions, subject to specific legal provisions applicable to employees of companies located in Japan:

- each subscriber will receive up to nine shares subscribed directly or via the FCPE Bib Invest Relais 2008;

- over this number, the shares will be allocated by tranche for a share subscribed directly or via the FCPE Bib Invest Relais 2008, up to the number of shares to be issued.

SPECIAL NOTE REGARDING THE INTERNATIONAL OFFERING

This press release does not constitute an offer to sell or a solicitation to purchase Michelin shares. The offering of Michelin shares reserved for employees will be conducted only in countries where such an offering has been registered with the competent local authorities and/or following the approval of a prospectus by the competent local authorities or in consideration of an exemption of the requirement to prepare a prospectus or register the offering. More generally, the offering will only be conducted in countries where all required filing procedures and/or consultation or information obligations with respect to organizations representing employees and/or notifications have been completed and the authorizations have been obtained. This press release is not destined for, and copies thereof should not be sent to, countries in which such a prospectus has not been approved or such an exemption is not available or where all of the required filing procedures and/or consultation or information obligations with respect to organizations representing employees and/or notifications have not been completed or where the authorizations have not been obtained.

CONTACT PERSON FOR EMPLOYEES

For any question regarding this offering, beneficiaries can contact their personnel department or consult the following website: internet www.bibaction2008.com.

This press release constitutes the information document required pursuant to Articles 212-4 (paragraph 5) and 212-5 (paragraph 6) of the AMF's General Regulations and to Article 14 of circular n° 2005-11 of December 13, 2005, published in the form of a press release in accordance with Article 221-3 of the AMF's General Regulations.


MICHELIN
END